Filed Pursuant to Rule 424(b)(3)

Registration No. 333-117877

PROSPECTUS

MARCO COMMUNITY BANCORP, INC. is offering 265,000 units each consisting of one share of common stock and one warrant to purchase one share of common stock to its current shareholders. The proceeds of the offering will be used to support our continued growth. The units are being offered at the price of $10.00 per unit.

This is a risky investment. The securities offered by this prospectus are not deposits or accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Investing in our securities involves significant risks. Please see Risk Factors beginning on page 5 of this prospectus.

We are offering our shareholders an opportunity to purchase units in this offering. This offer is being made only to persons who owned shares of our common stock as of June 30, 2004. Each shareholder will be able to purchase one unit for each five shares held. We expect to end the offering on October 8, 2004 although the offering may be extended without notice for up to 120 days.

There is no active trading market for our shares of common stock and no broker/dealer is expected to make a market in the shares of common stock being offered. To the best of management’s knowledge no shares of our stock have traded.

This offering is being conducted as a “best efforts” offering, which means that there is no assurance that we will sell all or any of the units being offered. The offering is being conducted without incurring the costs associated with the services of an underwriter or broker.

	Subscription Price	Commissions	Proceeds to Marco Community Bancorp
Per Unit	$10.00	None	$10.00
Maximum Offering	$2,650,000	None	$2,650,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 24, 2004.

PROSPECTUS SUMMARY

This section summarizes selected information contained in the prospectus. This summary does not contain all the information you may wish to consider before purchasing units. We urge you to read the entire prospectus carefully.

Marco Community Bancorp, Inc.

Our Business. Marco Community Bancorp was organized in January 2003 as a bank holding company. Our headquarters are located in Marco Island, Florida. We conduct business through our wholly owned subsidiary Marco Community Bank. As a bank holding company, Marco Community Bancorp has greater flexibility than Marco Community Bank to diversify and expand its business activities, either through newly formed subsidiaries or through acquisitions.

Marco Community Bancorp is a legal entity separate from Marco Community Bank. Our executive offices are located at 1770 San Marco Road, Marco Island, Florida, and our telephone number is (239) 389-5200. The principal sources of our revenues on an unconsolidated basis are earnings on our investments and future dividends from Marco Community Bank. Various regulatory restrictions and tax considerations limit, directly or indirectly, the amount of dividends which Marco Community Bank can pay.

Subsidiary. Marco Community Bank is a state-chartered Federal Reserve member commercial bank and is primarily engaged in the business of obtaining funds in the form of deposits and investing such funds in permanent loans secured by commercial real estate and residential real estate primarily in Collier County Florida. We also invest in various types of construction and other loans and in investment securities.

Our bank is subject to comprehensive regulation, examination and supervision by the Florida Office of Financial Regulation and the Federal Reserve which is intended primarily for the benefit of depositors.

Our Strategy. Our current operating strategy includes origination of commercial, commercial real estate, and residential mortgage loans and core deposit generation in our local community. Adjustable rate loans are originated and purchased to help us manage our interest rate spreads. Emphasis is placed on origination of commercial loans in our market area, retaining loans appropriate for our portfolio and selling other originated loans to our correspondent banks. Principal sources of earnings are currently interest on commercial loans, real estate mortgage loans, investments, Federal Funds sold, and fees on checking accounts. Principal expenses are interest paid on deposits, and operating expenses.

Best Efforts Offering

We are offering the units on a best efforts basis. This means there is no guarantee that we will be able to sell all or any of the units offered.

The Offering

Securities Offered for Sale:	265,000 units composed of one share of common stock and one warrant to purchase one share of common stock.

Price per Unit:	$10.00 per unit.

Common Stock Outstanding:	Before offering - 1,301,602 shares. After offering - Up to 1,566,602 shares.

Terms of the Warrants	Units sold in the offering will each contain one warrant. Each warrant will entitle the holder thereof to purchase one share of additional common stock for $12.00 per share during the two-year period following the end of the offering. The Board may extend the term of the warrants for up to six months and may call them upon 30 days notice on or after one-year following their issuance. The warrants are not transferrable except under certain circumstances. See “Description of Capital”.

Use of Proceeds

To provide additional capital for Marco Community Bank to maintain a well capitalized regulatory classification, to take advantage of growth opportunities and other revenue-enhancing opportunities.

Offering to Shareholders Only

We are offering to sell to our shareholders 265,000 units containing our common stock and warrants to purchase our common stock. Shareholders of record as of the close of business on June 30, 2004 may subscribe for these units based on their current holdings. Each shareholder may purchase one unit for every five shares of common stock held on the record date. This is called the basic subscription privilege. For example, a shareholder holding 100 shares may acquire 20 units in this offering. Shareholders may also subscribe for units over and above their basic subscription privilege, subject to applicable regulatory requirements. This is called the over-subscription privilege.

In the event some shareholders do not exercise their privilege to purchase their pro-rata units, these units will be available to fill over-subscriptions. If an insufficient number of units is available to satisfy in full all or any exercises of over- subscription privileges, then our board of directors will review each over- subscription and determine, in its sole discretion, whether, and to what extent, to accept it. No fractional units will be issued, and any fraction will be rounded up to the next whole number.

We have registered these shares and warrants where required under the Federal securities laws, but not under the securities laws of any states. We will not make sales to residents of any states where the offering must be registered or an exemption is not available. Residents of states other than Florida are responsible for locating the appropriate exemption or registering any future sales or purchases of our securities.

No Minimum

There is no minimum number of units that must be purchased by individual shareholders in order to participate in the offering. Shareholders may subscribe for all or a portion of their pro-rata share.

Offering Period

The offering will remain open for 45 days following the date of this prospectus. The offering expires October 8, 2004, at 5:00 p.m., Eastern time, unless we extend the offering period for up to an additional 120 days without notice to subscribers. The board of directors may also terminate the offering at any time.

Dilution

If you do not exercise at least your basic subscription privilege, your percentage ownership interest will decline.

Information About the Offering

For additional information about this offering you may contact:

Richard Storm, Jr.

Chairman & Chief Executive Officer, or

Stephen A. McLaughlin, Vice Chairman

Marco Community Bancorp

Telephone: (239) 389-5200

No Brokerage Commission

No brokerage commission will be paid in connection with the offering, as no underwriter or broker has been retained. Units will be offered through our employees and directors who will receive no compensation for such sales.

Subscriptions are Irrevocable

Subscriptions are not revocable. You should not subscribe unless you are certain you wish to acquire our common stock.

Purchase Privilege is Non-transferable

Your privilege to purchase units in this offering is not transferable and will not be evidenced by any certificates. Any units you do not subscribe for will be available to fill oversubscriptions of other stockholders.

Recommendation

No recommendation is being made as to whether you should purchase units in the offering.

SUMMARY FINANCIAL DATA

The following selected consolidated financial and other data are derived from and should be read with our Consolidated Financial Statements and Notes thereto, beginning on page F-1, and Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 26. All dollars are in thousands, except per share data.

	At June 30, 2004 or for the six month period ended June 30, 2004	At December 31 or for the period from January 28, 2003 (Date of Incorporation) to December 31, 2003
Total interest income	$1,025	$188
Total interest expense	261	11
Net interest income	764	17
Provision for loan losses	476	236

Net interest income (expense) after provision	288	(59)
Total non-interest income	14	2
Total non-interest expense	774	761

Income before income taxes	(472)	(818)
Income tax benefit	177	342

Net loss	(295)	(476)

At Period End
Total assets	$84,713	$31,285
Investment securities	—	—
Loans	60,887	18,625
Allowance for loan losses to total loans	1.16%	1.25%
Total deposits	72,950	19,529
Total stockholders’ equity	10,812	11,092
Common shares outstanding	1,301,602	1,300,000
Key Ratios
Return on average assets	(1.08%)	(3.90%)
Return on average equity	(5.39%)	(5.67%)
Total capital to assets at year end	12.80%	35.50%
Nonperforming assets to total assets	0%	0%
Net interest margin	3.06%	2.73%
Per Common Share
Net loss per share-basic	$(0.23)	$(0.51)
Net loss per share-dilutive	$(0.23)	$(0.51)
Book value at year end	$8.31	$8.53
Average Balances
Assets	$55,035	$12,215
Investment securities	—	—
Loans	37,094	3,125
Deposits	42,395	3,722
Total stockholders’ equity	11,032	8,393
Common shares outstanding	1,300,396	932,536

RISK FACTORS

An investment in our common stock involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the events contemplated by the risk factors discussed in this prospectus actually impact us, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the value of our common stock could decline significantly and you could lose part or all of your investment.

We Have Only a Limited Operating History, and as a Result, Our Historical Results of Operation May Not Be Indicative of Our Future Performance.

We have only been in operation since August, 2003. Although we believe we have performed well during the approximately one year we have been in business, we cannot accurately predict our future growth or our performance and we cannot assure that we will have earnings in the future.

We Are Not Certain That Our Capital Will Be Adequate to Support Growth.

We anticipate that the successful sale of some or all of the units offered hereby, along with our existing capital resources, will be adequate to satisfy our capital requirements for the next 12 to 24 months. Future capital requirements depend on many factors, including the ability to successfully attract new customers and provide additional services, asset quality, the opening of new branches, and our profitability levels. If adequate capital is not available, we could be subject to an increased level of regulatory supervision, we may not be able to expand our operations, and our business, operating results, and financial condition could be adversely affected.

We expect to have outstanding warrants and stock options to purchase approximately 686,000 shares of our common stock following this offering, although no assurances can be given that any of these warrants or stock options, once vested, will be exercised.

Our Business Focus in the Collier County Florida Area Makes Us Vulnerable to Adverse Economic Conditions in the Area.

Our operations are materially affected by and sensitive to the economy of our market area, Collier County, and are particularly impacted by the economic conditions in Marco Island. Because our business is focused in the Collier County area, we could be more affected by a weakening of this area’s economy than banking institutions with operations in more diverse geographical areas.

A Slowdown in the Economy Could Diminish the Quality of Our Loan Portfolio and Our Financial Performance.

Adverse economic developments can impact the collectibility of loans and may negatively affect our earnings and financial condition. In addition, the banking industry in general is affected by economic conditions such as inflation, recession, unemployment, and other factors beyond our control. A prolonged economic recession or other economic dislocation could cause increases in nonperforming assets and impair the values of real estate collateral, thereby causing operating losses, decreasing liquidity, and eroding capital. We can not assure you that future declines in the economy, particularly in our market area, would not have a material adverse effect on our financial condition, results of operations, or cash flows.

We Are Subject to Government Regulation and Monetary Policy That Could Constrain Our Growth and Profitability.

We are subject to extensive state and federal government supervision and regulations that impose substantial limitations with respect to loans, purchase of securities, payment of dividends, and many other aspects of the banking business. Many of these regulations are intended to protect our depositors, the public, and the Federal Deposit Insurance Corporation, and not our shareholders. Future legislation or government policy could adversely affect the banking industry, our operations, or our shareholders. The burden imposed by federal and state regulations may place banks in general, and us specifically, at a competitive disadvantage compared to less regulated competitors. Federal economic and monetary policy may affect our ability to attract deposits, make loans, and achieve satisfactory operating results.

We Could Be Negatively Impacted by Changes in Interest Rates and Economic Conditions.

Our results of operations may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate market values, rapid changes in interest rates, and the monetary and fiscal policies of the federal government. Our profitability is partly a function of the spread between the interest rates earned on investments and loans and those paid on deposits and other liabilities.

As with most banking institutions, our net interest spread is affected by general economic conditions and other factors that influence market interest rates and our ability to respond to changes in such rates. At any given time, our assets and liabilities may be affected differently by a given change in interest rates. As a result, an increase or decrease in rates could have a material adverse effect on our net income, capital and liquidity. While we take measures to reduce interest rate risk, these measures may not adequately minimize exposure to interest rate risk.

We Face Competition from a Variety of Competitors.

We face competition for deposits, loans and other financial services from other community banks, regional banks, credit unions and other financial institutions. We also compete with other financial service providers, including consumer finance companies, securities brokerage firms, mortgage brokers, insurance companies, and mutual funds, for loans and alternative investment products. Some of these financial institutions and financial service providers are not subject to the same degree of regulation as we are. We face increased competition due to the recently enacted Gramm-Leach-Bliley Act, which allows insurance firms, securities firms, and other non-traditional financial companies to provide traditional banking services. Due to the growth of the Collier County area, it can be expected that significant competition will continue from existing financial services providers, as well as new entrants to the market.

Our Loans-to-One Borrower Limit Restricts Our Ability to Compete with Larger Financial Institutions.

Our loans-to-one borrower loan limit is approximately $1.4 million, subject to further reduction based on regulatory criteria relevant to any particular loan. Accordingly, the size of loans which we can offer to potential customers is less than the size which several of our competitors with larger loan limits are able to offer. This limit has affected and will continue to affect our ability to seek relationships with larger businesses in our market. We attempt to accommodate loan requests in excess of our loan limit by the sale of portions of such loans to other banks. However, we may not be successful in attracting or maintaining customers seeking larger loans or in selling portions of such larger loans on terms that are favorable to us.

This Is a Best Efforts Offering, and We May Not Be Able to Raise All the Capital We Need to Continue to Grow Our Operations.

This is a best efforts offering which means there is no guarantee that we will be able to sell any of the securities offered. There is no minimum number of units that we must sell to complete this offering, and we are unable to guarantee that we will be able to sell any units, although we have received non-binding indications of interest from our directors. In the event that we are unable to raise sufficient capital from this offering, it is likely that we will be unable to grow as planned and, therefore, it would be more difficult to operate profitably. Regardless of the number of units that we sell in this offering, we may need to obtain additional capital in the future so that we can successfully execute our business strategy.

The Subscription Price Is Not Necessarily an Indication of the Value of Our Shares.

The subscription price does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition or any other established criteria for value. You should not consider the subscription price as an indication of our present or future value. We have established the subscription price by considering several factors, including our financial and operational growth to date, the general market conditions and the significant investments we have made in our office facilities. We have neither sought nor obtained a valuation opinion from an outside financial consultant or investment banker as to the value of our shares.

We Have Broad Discretion as to the Use of Proceeds from the Offering. Our Failure to Effectively Apply Such Proceeds Could Affect Our Profits.

We have not allocated the proceeds of the offering to any specific purpose, and we will have significant flexibility in determining the amounts of net proceeds we will apply to different uses and the timing of such applications. We may utilize the proceeds in a manner that we believe is in our best interest but with which you may not agree and over which you will have no control.

We Do Not Expect a Public Market For Our Stock to Develop After This Offering, and Therefore You May Have Difficulty Selling Your Shares.

We expect trading of our common stock will be relatively limited. As a result, you may have difficulty obtaining a fair price for your shares, and the shares may trade at a price above or below the price you pay for them in this offering. We do not have market makers to assist you in selling your shares, and we are unable to guarantee that a buyer can be immediately located should you wish to sell your shares.

We Do Not Anticipate Paying Dividends for the Foreseeable Future.

No dividends will be paid on our common stock for the foreseeable future. Marco Community Bancorp is largely dependent upon dividends paid by Marco Community Bank to provide funds to pay cash dividends if and when the board of directors may declare such dividends. No assurance can be given that future earnings will be sufficient to satisfy regulatory requirements and permit the payment of dividends to shareholders at any time in the future. Even if we do declare dividends, the amount and timing of such dividends would be at the discretion of our board of directors. The board may in its sole discretion decide not to declare dividends.

FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements related to our future results, including certain projections and business trends. Assumptions relating to forward-looking statements involve judgments with respect to, among other things, future economic, competitive, and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. When used in this prospectus, the words “estimate,” “project,” “intend,” “believe,” and “expect,” and similar expressions, are intended to identify forward-looking statements. Although we believe that assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate, and we may not realize the results contemplated by these statements. Management decisions are subjective in many respects and susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause us to alter our business strategy or capital expenditure plans and may, in turn, affect our results of operations. In light of the significant uncertainties inherent in the forward-looking information included in this prospectus, you should not regard the inclusion of such information as our representation that we will achieve any specific strategy, objective, or other plans.

The forward-looking statements contained in this prospectus speak only as of the date of this prospectus, and we have no obligation to publicly update or revise any of these forward-looking statements. These and other statements, which are not historical facts, are based largely on our current expectations and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. These risks and uncertainties include, among others, the risks and uncertainties described in Risk Factors, beginning on page 5.

USE OF PROCEEDS

Net proceeds that we receive from this offering will be used to provide additional working capital to Marco Community Bank as necessary, to maintain our status as a well capitalized bank, to take advantage of growth and revenue-enhancing opportunities including possibly opening new branches, and to provide more convenience and services to existing and potential customers.

THE OFFERING

General

Securities Offered. We are offering to sell our shareholders 265,000 units each containing one share of our common stock and one warrant to purchase one share of common stock for $12.00. Shareholders may subscribe for these units based on their current holdings. Each shareholder may purchase one unit for every five shares of common stock held on the record date. This is called the basic subscription privilege. For example: Shareholder owns 100 shares divided by 5 equals 20 units that the shareholder has a privilege to purchase. Shareholders may also subscribe for units over and above their basic subscription privilege, subject to applicable regulatory requirements. This is called the over-subscription privilege. In the event some shareholders do not exercise their subscription rights, these shares will be available to fill other shareholder over-subscriptions. These privileges are not transferable.

The purchase price for each unit is $10.00. You must complete your subscription by delivery of a stock order form to us on or before October 8, 2004, to exercise your privilege. After that date, units may be allocated to shareholders who indicated on their order form that they would like to purchase additional units. If shareholder subscriptions total more than the units that are available in this offering, units will be allocated among the over-subscribing shareholders as provided for herein. No fractional units, will be issued, and any fraction will be rounded up to the next whole number.

Minimum and Maximum Subscriptions. Shareholders are not required to subscribe for the purchase of any minimum number of units in the offering. There is no maximum number of units which any person or group of affiliated persons will be permitted to purchase, except as governed by any applicable regulatory restrictions. See “Regulatory Limitations”.

Dilution. If you do not exercise at least your basic subscription right, your percentage interest in Marco Community Bancorp will decline.

Best Efforts. We are offering the units on a best efforts basis, and we are not required to issue any minimum number of units in the offering. We will consummate the offering if any valid subscriptions are received, unless our board of directors terminates the offering entirely. The board has determined that it is not necessary to incur the costs associated with an underwriter or broker and, thus, has not engaged a broker or underwriter to assist with the offering.

Expiration Time. The offering will remain open for 45 days following the date of this prospectus. Subscriptions to purchase units must be received no later than 5:00 p.m., Eastern time, on October 8, 2004. The board of directors may extend the expiration date of the offering for up to 120 days. The board of directors may also terminate the offering at any time.

Acceptance of Subscriptions. Basic subscriptions will be accepted on a pro-rata basis as described herein, unless regulatory pre-clearance is required. We reserve the right to accept or reject all over-subscriptions, in whole or in part. The Board of Directors will review each over- subscription and determine whether, and to what extent, to accept it.

Subscription Proceeds. Subscription proceeds will be deposited in an account at Marco Community Bank when received. Once shares have been issued, the proceeds will become part of our working capital. Proceeds for over-subscriptions which are rejected, if any, will be returned without interest to subscribers within seven business days following the rejection.

Registration of Securities. We have registered these shares and warrants under the Federal securities laws but not under the securities laws of any states. We will not make sales to residents of any states where the offering must be registered, or an exemption is not available. Residents of states other than Florida are responsible for locating the appropriate exemption or registering any future sales or purchases of our securities.

Procedure for Subscribing for Units

If you wish to participate in the offering and invest in the units, you may do so by completing and signing the stock order form included with this prospectus, and delivering it to us before the expiration date, together with payment in full of the subscription price for all the units for which you have subscribed including any oversubscription. Payment must be payable to “Marco Community Bancorp, Inc.” and made by:

•	check or bank draft drawn on a U.S. bank;

•	cashier’s check or money order; or

•	funds transferred via wire transfer.

The offering price will be deemed to have been received only upon the;

•	clearance of any personal check; or

•	receipt of any certified check or bank draft drawn upon a U.S. bank, any cashier’s check, money order, or wire transfer.

A postage paid, addressed envelope is included with this prospectus for the return of the stock order form. If you wish to pay by personal check, please note that the funds may take at least five business days to clear. Accordingly, any such payment of the subscription price should be sent in time to ensure that payment is received and clears by the expiration date of the offering.

Purchase Privilege is Non-transferable

Your privilege to purchase units in this offering is not transferable and will not be evidenced by any certificates. Any units you do not subscribe for will be available to fill over-subscriptions of other stockholders.

The address to which stock order form and payment of the offering price should be delivered is:

By mail;	or, by personal or overnight delivery:

Marco Community Bancorp	Marco Community Bancorp
P.O. Box 1867	1770 San Marco Road
Marco Island, Florida 32771-1867	Marco Island, Florida 34145
Attn: Thomas M. Whelan,	Attn: Thomas M. Whelan,
Chief Financial Officer	Chief Financial Officer

If the amount you send with your stock order form is not the exact amount required to purchase the number of units that you indicate are being subscribed for, or if you do not specify the number of units to be purchased, then you will be deemed to have subscribed to purchase units to the full extent of the payment tendered (subject to reduction to the extent necessary to comply with any regulatory limitation or conditions we impose in connection with the offering).

Failure to include the full subscription price with your subscription may cause us to reject your subscription. The method of delivery of the stock order form and payment of the subscription price will be at your election and risk. If you send your subscription by mail, we recommend that you use registered or express mail, return receipt requested.

We will decide all questions concerning the timeliness, validity, form and eligibility of stock order forms, and our decisions will be final and binding. In our sole discretion, we may waive any defect or irregularity in any subscription, may permit any defect or irregularity to be corrected within such time as we may allow, or may reject the purported subscription. Stock order forms will not be deemed to have been received or accepted until all irregularities have been waived or cured within the allotted time. No person has any duty to give a subscriber notice of any defect or irregularity in a stock order form submitted, and no one will incur any liability for failure to give such notice.

Regulatory Limitations

If you would own 10% or more of our common stock after the offering (5% in some circumstances), you will be required to provide certain information to, and seek the prior approval of the Federal Reserve. We will not be required to issue shares of common stock in the offering to any person who, in our opinion, would be required to obtain prior clearance or approval from the Federal Reserve to own or control such shares if, at the expiration date, such clearance or approval has not been obtained or any required waiting period has not expired. We reserve the right to reduce or reject, in whole or in part, any subscription which would require prior regulatory application or approval if such has not been obtained before the applicable offering expiration date.

Subscriptions for Units May Not Be Revoked by Subscribers

A subscriber may not revoke a subscription once it has been received. Stock order forms are not binding on us until we have accepted such subscriptions.

Intentions of Directors, Executive Officers, and Others

Our directors and executive officers have indicated that they intend to subscribe for a minimum of 90,000 units in the offering. These intentions are not commitments and could change based upon individual circumstances at the time of the offering. Any units purchased by directors and executive officers are intended to be held for investment.

Issuance of Common Stock

Certificates representing the warrants and the shares of common stock purchased in the offering will be delivered to purchasers or their brokers as soon as practicable after subscriptions for such shares have been accepted by us. No fractional shares will be issued, and any fractions will be rounded up to the next whole number.

Right to Terminate the Offering

We expressly reserve the right, at any time before or after the delivery of common stock, to terminate the offering if the offering is prohibited by law or regulation or if our board of directors concludes, in its sole judgment, that it is not in our best interests to complete the offering under the circumstances.

Manner of Distribution

Directors and employees who assist in the offering will not receive any compensation for such services. No person is authorized to make statements about us unless such information is set forth in this prospectus, nor is any person authorized to render investment advice.

Requests for Additional Information

If you have questions or require additional information concerning the offering, please contact any one of our officers: Richard Storm, Jr., Chairman & Chief Executive Officer; Stephen A. McLaughlin, Vice Chairman; or Thomas M. Whelan, Chief Financial Officer at (239) 389-5200.

No Recommendation

Neither the board of directors nor management has expressed an opinion or has made any recommendation as to whether anyone should purchase units in the offering. You must make any decision to invest in the units based upon your own evaluation of the offering in the context of your best interests.

Determination of Offering Price

We have established the subscription price of the units by considering several factors, including our original issue price, our financial and operational growth to date, the general market conditions and the significant investments we have made in our office facilities. We have neither sought nor obtained a valuation opinion from an outside financial consultant or investment banker as to the value of our shares.

OUR BUSINESS

General

Marco Community Bancorp, Inc. was incorporated under the laws of the State of Florida on January 28, 2003, for the purpose of organizing Marco Community Bank and purchasing 100% of the to-be-issued capital stock of the new bank. The holding company was formed by a group of Marco Island business leaders, bank executives and community leaders who believed that there was a significant demand for a locally-owned community bank.

Banking regulations require that we maintain a minimum ratio of capital to assets. In the event that our growth is such that this minimum ratio is not maintained, Marco Community Bancorp may borrow funds, subject to the capital adequacy guidelines of the Federal Reserve, and contribute them to the capital of Marco Community Bank and otherwise raise capital in a manner which is unavailable to our bank under existing banking regulations.

Marco Community Bank commenced business operations on August 18, 2003 in a temporary facility located at 1770 San Marco Road, Marco Island, Florida. On June 18, 2004, we moved into our permanent office condominium facility at this same location. We offer a broad array of traditional banking products and services to our bank customers, including the products and services described below. These services are offered at our bank, as well as through our online banking program at www.marcocommunitybank.com. The principal services offered include commercial and individual checking and savings accounts, money market accounts, certificates of deposit, most types of loans, including commercial and working capital loans and real estate, home equity and installment loans. We also provide credit card services through a national credit card issuer and act as issuing agent for U.S. Savings Bonds, and offer travelers checks and cashiers checks. We also offer collection teller services, lock-box services, wire transfer facilities, safe deposit and night depository facilities. Transaction accounts and time certificates are tailored to our principal market, and are at rates competitive with those offered in our primary service area. All deposit accounts are insured by the FDIC up to the maximum amount allowed by law.

Our principal business is to attract deposits from the general public, and to invest those funds in various types of loans and other interest-earning assets. Proceeds from the sale of investments and loans, from amortization and repayment of outstanding loans, and from borrowings are also utilized to fund our loan growth. Our earnings depend primarily upon the difference between the interest and fees received from loans, the securities held in our investment portfolio, and other investments and expenses incurred by us in connection with obtaining funds for loans (including interest paid on deposits and other borrowings) and expenses relating to day-to-day operations.

To the extent market conditions permit, we follow a strategy intended to insulate our interest gap from adverse changes in interest rates by maintaining spreads through the adjustability of our interest-earning assets and interest-bearing liabilities. It is our intention that our interest-earning assets have a high degree of sensitivity to interest rate changes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our ability to reduce interest-rate risk in our loan and investment portfolios will depend upon a number of factors, many of which are beyond our control, including competition for loans and deposits in our market area and conditions prevailing in the broader financial markets.

The primary sources of our funds for lending and other general business purposes are our capital, deposits, loan repayments and borrowings. We expect that loan repayments will be a relatively stable source of funds, while deposit inflows and outflows will be influenced by prevailing interest rates, money market and general economic conditions. Our customers are primarily individuals, professionals, and small and medium size businesses.

We continually seek to develop new business through an ongoing program of personal calls on both present and potential customers. As a local independent community bank, we utilize traditional local advertising media, direct mail and our call-program to promote our bank and develop loans and deposits. In addition, our directors all have worked and/or lived in the market area for many years and have significant experience in serving on other bank boards over many years. Management believes that this factor coupled with the past and continued involvement of the directors and officers in various local community activities will further promote our image as a locally-oriented independent institution and be an important ingredient in reaching our target market.

Market Area and Competition

Our primary service area has been experiencing steady growth in both jobs and banking deposits in recent years. Marco Island is the primary residential and commercial center located in the southeast part of Collier County, Florida. Collier County maintains a steady tourist, industrial and agricultural base, which has been significantly expanding in recent years. The largest employers in the County include: Collier County School Board; Naples Community Hospital, Inc.; Publix Supermarket, Inc.; Collier County Board of County Commissioners; Marriott Corporation; Winn-Dixie Stores, Inc.; The Registry; and Ritz Carlton Hotels. Agricultural activities in Collier County center around the cattle, produce and saltwater fishing industries. Numerous resorts, hotels and other tourist facilities are located in Marco Island, as well as a number of winter residences.

Competition among financial institutions in our primary service area is intense. There are eight commercial banks with a total of nine branches in Marco Island. All eight banks are affiliated with major bank holding companies. There are no savings associations or credit unions located in Marco Island, however, savings associations and credit unions are located in nearby communities.

Loan Portfolio

General. We use our deposits, together with borrowings and other sources of funds, to originate loans and to purchase loan participations. We consider the maintenance of a well-underwritten and diversified loan portfolio a prudent and profitable method of employing funds raised through deposits. Our objective is to maintain a high quality, diversified credit portfolio consisting of commercial, consumer and mortgage loans. We originate a minimal amount of sub-prime and speculative type loans due to the high risk involved in these types of loans. Additionally, we have experienced lower than normal loan-to-value ratios within the loan portfolio due to the wealth and higher annual incomes of Marco Island residents.

The risk of non-payment of loans is inherent in all loans. However, we carefully evaluate all loan applicants and attempt to minimize our credit risk exposure by use of thorough loan application and approval procedures that we have established for each category of loan. In determining whether to make a loan, we consider the borrower’s credit history, analyze the borrower’s income and ability to service the loan, and evaluate the need for collateral to secure recovery in the event of default. An allowance for loan losses is maintained based upon assumptions and judgments regarding the ultimate collectibility of loans in our portfolio and a percentage of the outstanding balances of specific loans when their ultimate collectibility is considered questionable.

Our bank’s loan policy provides our lenders with the discretion necessary to accomplish our lending objectives, while assuring compliance with banking regulations. Our board’s Loan Committee is responsible for ensuring the soundness of our credit policy, adherence to lending policies and compliance with applicable laws, rules and regulations. To fulfill these responsibilities, the Loan Committee reviews the adequacy of our credit policy on at least an annual basis, reviews all large loans and monitors the performance of the loan portfolio on an ongoing basis. At June 30, 2004, loans comprised 72.7% of our total assets.

Our loan activities are primarily directed to individuals, businesses and professionals in our principal market whose demand for funds generally fall within our bank’s respective legal lending limits and who are also likely deposit customers. We have the ability to make loans in excess of our individual loan limits when we are able to secure a commitment from another lending institution to purchase a participation in the loan which will result in our maximum loan exposure being equal to or less than our legal lending limit. The following is a description of each of the major categories of loans which we make.

Commercial Loans. We provide commercial loans to the business community to provide funds for such purposes as financing business equipment and commercial real estate. Our emphasis is on loans secured by commercial real estate, rather than riskier receivables or business inventory loans. Risks of these types of loans include the general business conditions of the local economy and borrowers’ ability to conduct their businesses to generate sufficient profits to repay their loans under the agreed upon terms and conditions. Personal guarantees may be obtained from the principals of business borrowers and third parties to support the borrowers’ ability to service the debt and reduce the risk of non-payment.

Commercial loans are either short term (one year or less) or intermediate term in nature and may be secured, unsecured or partially secured. Maturities are structured in relation to the economic purpose of the loan, conforming to the anticipated source of repayment. Interest rates are typically originated on a floating rate basis, tied to prime rate. The basis upon which we set rates over prime is based upon the risk of the credit facility. We attempt to place floors and pre-payment penalties whenever possible. In addition, we attempt to originate fee income on each loan we close.

Term loans are those having an anticipated final maturity of more than one year from the initial funding date. Generally, loans extending more than two years are made pursuant to formal written loan agreements between the borrower and our bank. Amortization schedules on term loans secured by collateral other than real estate typically reflect a complete payout within seven years of the funding date. Loans secured by commercial real estate are generally amortized over 20 years, with five to seven year maturities.

Demand notes are utilized in connection with certain secured commercial loan transactions where the nature of the transactions suggest that such structure is clearly preferable; however, time notes are utilized as a matter of routine.

The following types of credit are also considered by Marco Community Bank, subject to adequate available resources to monitor and service such credit:

•	real estate development loans secured by a first lien on the property where we are also providing construction and/or permanent financing;

•	term loans secured by machinery and equipment (terms of such loans will be consistent with the purpose, cash flow capacity, and economic life of collateral); and

•	credit lines for short-term working capital requirements. All credit lines are subject to review at least annually and will generally carry a requirement for a minimum 30 consecutive day annual out-of-debt period.

Mortgage Loans. We offer mortgage loan programs to provide financing primarily for the acquisition or construction of single-family, owner-occupied primary residences. All loans are structured with an amortization schedule not exceeding 30 years. These loans are maintained in our loan portfolio and also sold in the secondary market, in order to generate fee income.

Normally, the loan to value ratio of each conventional mortgage does not exceed 80%. However, we frequently participate with private mortgage insurance companies for the purpose of making loans with loan to value ratios of up to 97%. The risk of these loans includes our ability to sell the loans to national investors, the frequency of interest rate changes, the financial stability of borrowers and the ability to liquidate foreclosed upon real estate to produce sufficient revenue to prevent a loss.

We also intend to participate in community mortgage programs which are established for the benefit of residents of low to moderate income neighborhoods within our trade areas.

Consumer Loans. We offer consumer loans to individuals for household, family and personal expenditures. Consumer loans generally involve more risk than mortgage loans because the collateral for a defaulted loan may not provide an adequate source of repayment of the principal. This risk is due to the potential for damage to the collateral or other loss of value, and the fact that any remaining deficiency often does not warrant further collection efforts, In addition, consumer loan performance depends on the borrower’s continued financial stability and is, therefore, more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Generally, consumer loans have a maturity of not longer than six years. The primary type of consumer lending will be for the financing of boats and automobiles, pre-approved lines of credit, home improvements and education.

Loan Loss Allowance

In considering the adequacy of our allowance for loan losses, our bank has considered that as of June 30, 2004, approximately 9.7% of outstanding loans are in the commercial real estate loan category. Commercial loans are generally considered by management as having greater risk than other categories of loans in our loan portfolio. We believe that the real estate collateral securing our commercial real estate loans reduces the risk of loss inherently present in commercial loans.

At June 30, 2004, our consumer loan portfolio consisted primarily of lines of credit and installment loans secured by automobiles, boats and other consumer goods. We believe that the risk associated with these types of loans has been adequately provided for in the loan loss allowance.

Marco Community Bank’s Board of Directors monitors the loan portfolio monthly in order to evaluate the adequacy of the allowance for loan losses. In addition to reviews by regulatory agencies, Marco Community Bank engages the services of outside consultants to assist in the evaluation of credit quality and loan administration. These professionals complement our internal system, which identifies potential problem credits as early as possible, categorizes the credits as to risk and includes a reporting process to monitor the progress of the credits.

The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged off against the allowance when management believes the collectibility of principal is unlikely. The monthly provision for loan losses is based on management’s judgment, after considering known and inherent risks in the portfolio, our past loss experience, adverse situations that may affect the borrower’s ability to repay, assumed values of the underlying collateral securing the loans, the current and prospective financial condition of the borrower, and the prevailing and anticipated economic condition of the local market. During the year ended December 31, 2003, and for the six-month period ended June 30, 2004, no loans were charged off against the allowance for loan losses.

Deposit Generation

We compete aggressively for deposits in the Marco Island market. We offer a full range of interest bearing and non-interest bearing deposit accounts, including commercial and retail checking accounts, money market accounts, individual retirement and Keogh accounts, regular interest bearing savings accounts and certificates of deposit with fixed and variable rates and a range of maturity date options. The sources of deposits are residents, businesses and employees of businesses within our market area, obtained through the personal solicitation of our officers and directors, direct mail solicitation and advertisements published in the local media. We pay competitive interest rates on time and savings deposits. In addition, we have a service charge fee schedule competitive with other financial institutions in our market area covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts and returned check charges.

Among our product offerings are checking accounts, cash management services, safe deposit boxes, travelers’ checks, direct deposit of payroll and social security checks, wire transfers, telephone banking and automatic drafts, along with online business banking,. We believe these accounts and products are profitable when considering the entire potential customer relationship, which may include other deposit accounts, loans, and sources of fee income.

We also offer certificate of deposit promotions designed to attract customers that we intend to cross-sell other services, including loan products. Our goal is to attract customers who will become permanent customers as a result of our being more responsive to their banking needs, as well as providing more personalized and faster service. We also seek to garner as much zero interest or low cost deposits as possible.

We offer a tiered money market/savings product whereby we pay higher rates on higher deposit balances. We believe this deposit vehicle allows us to compete with money market mutual funds.

Investments

As a new bank, our investments comprise a substantial portion of our assets. We regularly enter into Federal Funds transactions with our principal correspondent banks and primarily act as a net seller of such funds. The sale of Federal Funds amount to a short-term loan from us to another bank, usually overnight. At June 30, 2004, Federal Funds sold comprised 18.7% of our total assets, and we had no investment securities. Funds at the holding company are held in an interest bearing money market account at Marco Community Bank.

Employees

As of June 30, 2004, we employed 17 full-time persons, including 3 executive officers. Employees are hired as needed to meet company-wide personnel demands.

Premises

On June 18, 2004, we moved into our new headquarters office which is located at 1770 San Marco Road. This is a two-story 12,500 square foot office condominium building, which was custom built to meet our specifications. Our bank intends to own the first floor and currently conducts all of its retail operations from this location. There are 4 drive-thru lanes, one of which has an ATM. We have 5 teller stations in our lobby and 9 offices for customer service personnel, loan officers and private banking. There are staff facilities and a community room. We own the second floor and our offices are located here along with executive offices for our bank’s executive officers, which are leased by Marco Community Bank. Approximately 4,000 square feet is available for short term leasing.

Legal Proceedings

There are no material pending legal proceedings to which we are a party, or to which any of our property is subject.

Monetary Policies

The results of our operations are affected by credit policies of monetary authorities, particularly the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in U.S. government securities, changes in the discount rate on member bank borrowings, changes in reserve requirements against member bank deposits and limitations on interest rates, which member banks may pay on time, and savings deposits. In view of changing conditions in the national economy and in the money market, as well as the effect of action by monetary and fiscal authorities, including the Federal Reserve, no prediction can be made as to our possible future changes in interest rates, deposit levels, loan demand or our business and earnings.

REGULATION AND SUPERVISION

General

As a registered bank holding company, Marco Community Bancorp is subject to an extensive body of state and federal banking laws and regulations, which impose specific requirements and restrictions on virtually all aspects of our operations. We are also affected by government monetary policy and by regulatory measures affecting the banking industry in general.

The following is a brief summary of some of the statutes, rules and regulations which affect our operations. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to our business. Any change in applicable laws or regulations may have a material adverse effect on our business and prospects.

Marco Community Bancorp, Inc.

We are a bank holding company within the meaning of the Bank Holding Company Act of 1956. As such, we file annual reports and other information with the Federal Reserve regarding our business operations and those of our subsidiaries. We are also subject to the supervision of, and to periodic examinations by the Federal Reserve.

The Bank Holding Company Act generally requires every bank holding company to obtain the prior approval of the Federal Reserve before:

•	acquiring all or substantially all of the assets of a bank;

•	acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank or bank holding company; or

•	merging or consolidating with another bank holding company.

The Bank Holding Company Act and the Federal Change in Bank Control Act, together with regulations of the Federal Reserve, require certain steps be taken before a person or company acquires control of a bank holding company. Depending on the particular circumstances, either the Federal Reserve’s approval must be obtained, or notice must be furnished to the Federal Reserve and not disapproved, before any person or company acquires control of a bank holding company, subject to certain exemptions. Control is conclusively presumed to exist when an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities, and either:

•	the bank holding company has registered securities under Section 12 of the Securities Exchange Act of 1934; or

•	no other person owns a greater percentage of that class of securities immediately after the transaction.

Except as authorized by the Bank Holding Company Act and Federal Reserve regulations or orders, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in any business other than the business of banking or managing and controlling banks. Some of the activities the Federal Reserve has determined by regulation to be proper incidents to the business of banking, and thus permissible for bank holding companies, include:

•	making or servicing loans and certain types of leases;

•	engaging in certain insurance and discount brokerage activities;

•	performing certain data processing services;

•	acting in certain circumstances as a fiduciary or investment or financial advisor;

•	providing management consulting services;

•	owning savings associations; and

•	making investments in corporations or projects designed primarily to promote community welfare.

In accordance with Federal Reserve policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks. In adhering to the Federal Reserve’s policy, we may be required to provide financial support to Marco Community Bank when, absent such policy, we might not deem it advisable to provide such assistance.

Under the Bank Holding Company Act, the Federal Reserve may also require a bank holding company to terminate any activity, or relinquish control of a non-bank subsidiary (other than a non-bank subsidiary of a bank) upon the Federal Reserve’s determination that the activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary bank of the bank holding company. Federal bank regulatory authorities also have the discretion to require a bank holding company to divest itself of any bank or non-bank subsidiary if an agency determines that divestiture may aid the depository institution’s financial condition.

The Sarbanes-Oxley Act of 2002 also imposes significant corporate governance standards on bank holding companies. The primary areas of such regulation concern board of director oversight of the auditing process, certification by our executive officers of periodic securities reports and transactions between our holding company and our officers or directors.

Marco Community Bancorp’s common stock is registered under the Securities Act of 1933. As such we are required to file periodic public disclosure reports with the Securities and Exchange Commission, pursuant to the Securities and Exchange Act of 1934, and the regulations promulgated thereunder. A Form 10-KSB is a required annual report that must contain a complete overview of our business, financial, management, regulatory, legal, ownership and organizational status. Marco Community Bancorp must file Form 10-KSB by April 15th of each year.

Similarly, a Form 10-QSB must be filed in each of the remaining quarters of the year and must contain information concerning Marco Community Bancorp on a quarterly basis. Although Form 10-KSB requires the inclusion of audited financial statements, unaudited statements are sufficient for inclusion on Form 10-QSB. Additionally, any significant non-recurring events that occur during the quarter, as well as changes in securities, any defaults and the submissions of any matters to a vote of security holders, must also be reported on Form 10-QSB.

Marco Community Bank

As a state-chartered, member bank we are subject to the supervision, regulation and examination by the Florida Office of Financial Regulation and the Federal Reserve. Our deposits are insured by the FDIC up to a maximum of $100,000 per depositor. For this protection, we may be required to pay a semi-annual statutory assessment. The assessment, if any, levied for deposit insurance will vary, depending on our capital position and other supervisory factors. We are also subject to the Florida state banking and usury laws restricting the amount of interest which it may charge in making loans or other extensions of credit. Under state law, a state bank may grant unsecured loans and extensions of credit in an amount up to 15% of its unimpaired capital and surplus to any person. In addition, a state bank may grant additional loans and extensions of credit to the same person up to 10% of its unimpaired capital and surplus, provided that the transactions are fully secured. This 10% limitation is separate from, and in addition to, the 15% limitation for unsecured loans. Loans and extensions of credit may exceed the general lending limit if they qualify under one of several exceptions.

Areas regulated and monitored by the bank regulatory authorities include:

•	security devices and procedures;

•	adequacy of capitalization and loss reserves;

•	loans;

•	investments;

•	borrowings;

•	deposits;

•	mergers;

•	issuances of securities;

•	payment of dividends;

•	establishment of branches;

•	corporate reorganizations;

•	transactions with affiliates;

•	maintenance of books and records; and

•	adequacy of staff training to carry out safe lending and deposit gathering practices.

Capital Adequacy Requirements

Marco Community Bancorp and Marco Community Bank are both subject to regulatory capital requirements imposed by the Federal Reserve. Until a bank and its holding company’s assets reach $150 million, the capital adequacy guidelines issued by the Federal Reserve are applied to bank holding companies on a non-consolidated basis, unless the bank holding company is engaged in non-bank activities involving significant leverage, or it has a significant amount of outstanding debt held by the general public. The Federal Reserve’s risk-based capital guidelines apply directly to insured state member banks, regardless of whether they are subsidiaries of a bank holding company. These requirements establish minimum capital ratios in relation to assets, both on an aggregate basis as adjusted for credit risks and off-balance sheet exposures. The risk weights assigned to assets are based primarily on credit risks. For example, securities with an unconditional guarantee by the United States Government are assigned to the lowest risk category. The aggregate amount of assets assigned to each risk category is multiplied by the risk weight assigned to that category to determine the weighted values, which are added together to determine total risk-weighted assets.

Capital is then classified into two categories, Tier 1 and Tier 2. Tier 1 capital consists of common and qualifying preferred shareholders’ equity, less goodwill and other adjustments. Tier 2 capital consists of mandatory convertible, subordinated, and other qualifying term debt, preferred stock not qualifying for Tier 1 capital, and a limited amount of allowance for credit losses, up to a designated percentage of risk-weighted assets. Under the risk-based guidelines, banks must maintain a specified minimum ratio of “qualifying” capital to risk-weighted assets. At least 50% of a bank’s qualifying capital must be “core” or Tier 1 capital, and the balance may be “supplementary” or Tier 2 capital.

The regulators have adopted regulations which, among other things, prescribe the capital thresholds for each of the five named capital categories. The following table reflects these capital thresholds:

	Total Risk- Based Capital Ratio	Tier 1 Risk - Based Capital Ratio	Tier 1 Leverage Ratio
Well capitalized (1)	10%	6%	5%
Adequately capitalized (1)	8%	4%	4	%(2)
Undercapitalized (3)	< 8%	< 4%	< 4%
Significantly Undercapitalized (3)	< 6%	< 3%	< 3%
Critically Undercapitalized (3)	—	—	< 2%

(1)	An institution must meet all three minimums.

(2)	3% for composite 1-rated institutions, subject to appropriate federal banking agency guidelines.

(3)	An institution falls into these categories if it is below the specified capital level for any of the three capital measures.

At June 30, 2004, based upon the above regulatory ratios, Marco Community Bank is considered to be well capitalized.

Federal bank regulatory agencies have adopted regulations refining the risk-based capital guidelines to further ensure that the guidelines take adequate account of interest rate risk. Interest rate risk is the adverse effect that changes in market interest rates may have on a bank’s financial condition and is inherent to the business of banking. Under the regulations, when evaluating a bank’s capital adequacy, the revised capital standards now explicitly include a bank’s exposure to declines in the economic value of its capital due to changes in interest rates. The exposure of a bank’s economic value generally represents the change in the present value of its assets, less the change in the value of its liabilities, plus the change in the value of its interest rate off-balance sheet contracts.

Federal bank regulatory agencies possess broad powers to take prompt corrective action as deemed appropriate for an insured depository institution and its holding company, based on the institution’s capital levels. The extent of these powers depends upon whether the bank in question is considered “well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” or “critically undercapitalized.” Generally, as a bank is deemed to be less than well-capitalized, the scope and severity of the agencies’ powers increase, ultimately permitting an agency to appoint a receiver for the bank. Business activities may also be influenced by a bank’s capital classification. For instance, only a “well-capitalized” bank may accept brokered deposits without prior regulatory approval, and can engage in various expansion activities with prior notice, rather than prior regulatory approval.

Rapid growth, poor loan portfolio performance or poor earnings performance, or a combination of these factors, could change the capital position of Marco Community Bank in a relatively short period of time. Failure to meet these capital requirements could subject Marco Community Bank to regulatory action, which may include filing with the appropriate bank regulatory authorities a plan describing the means and a schedule for achieving the minimum capital requirements. In addition, Marco Community Bank would not be able to receive regulatory approval of any application that required consideration of capital adequacy, such as a branch or merger application, unless we could demonstrate a reasonable plan to meet the capital requirement within an acceptable period of time.

Other Laws

State usury and credit laws limit the amount of interest and various other charges collected or contracted by a bank on loans. Our loans are also subject to federal laws applicable to credit transactions, such as the:

•	Federal Truth-In-Lending Act, which governs disclosures of credit terms to consumer borrowers;

•	Community Reinvestment Act, which requires financial institutions to meet their obligations to provide for the total credit needs of the communities they serve, including investing their assets in loans to low- and moderate-income borrowers;

•	Home Mortgage Disclosure Act, which requires financial institutions to provide information to enable public officials to determine whether a financial institution is fulfilling its obligations to meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, which prohibits discrimination on the basis of race, creed or other prohibitive factors in extending credit;

•	Real Estate Settlement Procedures Act, which requires lenders to disclose certain information regarding the nature and cost of real estate settlements, and prohibits certain lending practices, as well as limits escrow account amounts in real estate transactions;

•	Fair Credit Reporting Act, which governs the manner in which consumer debts may be collected by collection agencies; and

•	rules and regulations of various federal agencies charged with the responsibility of implementing such federal laws.

Our operations are also subject to the:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial record; and

•	Electronic Funds Transfer Act and Regulation E, which govern automatic deposits to, and withdrawals from, deposit accounts and customers’ rights and liabilities arising from the use of debit cards, automated teller machines and other electronic banking services.

Interstate Banking and Branching

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, eligible bank holding companies in any state are permitted, with Federal Reserve approval, to acquire banking organizations in any other state. The Interstate Banking and Branching Efficiency Act also removed substantially all of the prohibitions on interstate branching by banks. The authority of a bank to establish and operate branches within a state, however, continues to be subject to applicable state branching laws. Under current Florida law, we are permitted to establish branch offices throughout Florida, with the prior approval of the Florida Office and the Federal Reserve. In addition, with prior regulatory approval, we are able to acquire existing banking operations in other states.

Financial Modernization

In 1999, financial services regulation was significantly reformed with the adoption of the Gramm-Leach-Bliley Act (“GLB”). The GLB provides for the streamlining of the regulatory oversight functions of the various federal banking regulators. The GLB permits bank holding companies that are well managed, well capitalized and that have at least a satisfactory Community Reinvestment Act rating to operate as financial holding companies. In addition to activities that are permissible for bank holding companies and their subsidiaries. The GLB permits financial holding companies and their subsidiaries to engage in a wide variety of other activities that are “financial in nature” or are incidental to financial activities.

The GLB also requires financial institutions to permit, with few exceptions, their customers to “opt out” of having their personal financial information shared with nonaffiliated third parties. The GLB bars financial institutions from disclosing customer account numbers to direct marketers and mandates that institutions provide annual disclosure to their customers regarding the institution’s privacy policies and procedures.

Proposals to change the laws and regulations governing the banking industry are frequently introduced in Congress, in the state legislatures and before the various bank regulatory agencies. Accordingly, the scope of regulation and permissible activities of Marco Community Bancorp and Marco Community Bank are subject to change by future federal and state legislation or regulation.

SELECTED FINANCIAL DATA

The following selected financial data for the six-month period ended June 30, 2004, and the period from January 28, 2003 (date of incorporation) to December 31, 2003, are derived from our financial statements and other data. The selected financial data should be read in conjunction with our financial statements, including the financial statement notes included elsewhere herein. Earnings (loss) per share is computed using the weighted-average number of shares of common stock outstanding.

(Dollars in thousands, except per share figures)

	June 30, 2004	December 31, 2003
Cash and cash equivalents	$19,613	$9,849
Loans, net	60,887	18,625
All other assets	4,213	2,811

Total assets	$84,713	$31,285

Deposit accounts	72,950	19,529
All other liabilities	951	664
Shareholders’ equity	10,812	11,092

Total liabilities and shareholders’ equity	$84,713	$31,285

	The Six- Month Period Ended June 30, 2004	The Period from January 28, 2003 (Date of Incorporation) to December 31, 2003
For the Periods Indicated:
Total interest income	$1,025	$188
Total interest expense	261	11

Net interest income	764	177
Provision for loan losses	476	236

Net interest income (expense) after provision for loan losses	288	(59)
Noninterest income	14	2
Noninterest expenses	774	761

Loss before income tax benefit	(472)	(818)
Income tax benefit	177	342

Net loss	$(295)	$(476)

Basic and diluted loss per share	$(0.23)	$(0.51)
Ratios and Other Data:
Return on average assets	(1.08%)	(3.90%)
Return on average equity	(5.39%)	(5.67%)
Average equity to average assets	20.05%	68.71%
Interest-rate spread during the period	2.78%	2.27%
Net interest margin	3.06%	2.73%
Dividend payout rate	0.00%	0.00%
Ratio of average interest-earning assets to average interest-bearing liabilities	1.26	1.78
Nonperforming loans and foreclosed real estate as a percentage of total assets	0.00%	0.00%
Allowance for loan losses as a percentage of total loans	1.16%	1.25%
Total number of banking offices	1	1
Total shares outstanding	1,201,602	1,300,000
Book value per share	$8.31	$8.53

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Marco Community Bancorp, Inc., a Florida corporation, was incorporated on January 28, 2003, for the purpose of operating as a one-bank holding company. Marco Community Bancorp currently owns 100% of the outstanding shares of Marco Community Bank. Marco Community Bancorp’s only business is the ownership and operation of Marco Community Bank, which opened for business on August 18, 2003 as a Florida-chartered commercial bank. Marco Community Bank is a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation. Marco Community Bank provides community banking services to business and individuals from its banking office located in Marco Island, Florida.

Critical Accounting Policies

Our financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, we must use our best judgment to arrive at the carrying value of certain assets. The most critical accounting policy we apply relates to the valuation of the loan portfolio.

A variety of estimates impact carrying value of the loan portfolio, including the calculation of the allowance for loan losses, valuation of underlying collateral, the timing of loan charge-offs and the amount and amortization of loan fees and deferred origination costs.

The allowance for loan losses is the most difficult and subjective judgment. The allowance is established and maintained at a level we believe is adequate to cover losses resulting from the inability of borrowers to make required payments on loans. Estimates for loan losses are arrived at by analyzing risks associated with specific loans and the loan portfolio, current trends in delinquencies and charge-offs, the views of our regulators, changes in the size and composition of the loan portfolio and peer comparisons. The analysis also requires consideration of the economic climate and direction, change in the interest rate environment, which may impact a borrower’s ability to pay, legislation impacting the banking industry and economic conditions specific to our service area. Because the calculation of the allowance for loan losses relies on estimates and judgments relating to inherently uncertain events, results may differ from our estimates.

The allowance for loan losses is also discussed as part of “Results of Operations” and in Note 1 to the consolidated financial statements.

Liquidity and Capital Resources

As a state-chartered commercial bank, we are required under Florida Law to maintain a liquidity reserve of at least 15% of our total transaction accounts and 8% of our total nontransaction accounts subject to certain restrictions. The reserve may consist of cash-on-hand, demand deposits due from correspondent banks, and other investments and short-term marketable securities. At December 31, 2003 and June 30, 2004, we exceeded our regulatory liquidity requirements. As of July 1, 2004, Florida law requiring liquidity reserves has been repealed.

Our total assets at December 31, 2003, were $ 31.3 million and net loans were $ 18.6 million. Deposits totaled $ 19.5 million at December 31, 2003. Our primary source of cash during the period ended December 31, 2003, were from deposit inflows of $19.5 million and the sale of common stock of $11.7 million. Cash was used primarily to originate loans, net of principal repayments of $ 18.8 million. At December 31, 2003, we had outstanding commitments to originate loans totaling $ 4.1 million, commitments to borrowers for available lines of credit totaling $ 3.1 million and had time deposits of $ 1.7 million maturing in the next twelve months. We expect to fund our commitments from the sources described above and could adjust the interest-rates paid on deposits if necessary to attract or retain time deposit accounts.

Credit Risk

Our primary business is making commercial, business, consumer, and real estate loans. That activity entails potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond our control. While we have instituted underwriting guidelines and credit review procedures to protect the Company from avoidable credit losses, some losses will inevitably occur. At December 31, 2003, we had no nonperforming assets or loans delinquent ninety days or more, and have no charge-off experience.

We evaluate the allowance for loan losses on a regular basis. It is based upon our periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. We base the allowance for loan losses on a grading system.

Summary of Loan Loss Experience

An analysis of our allowance for loan losses for 2003, and the first six-months of 2004 is furnished in the following table. (in thousands);

	Period Ended June 30, 2004	Period Ended December 31, 2003
Balance at beginning of period	$236	$0
Charge-offs	0	0
Recoveries	0	0
Additions charged to operations	476	236

Balance at end of period	$712	$236

Ratio of net charge-offs during the period to average loans outstanding during the period	N/A	N/A

	Amount	Percent of Loans in Each Category to Total Loans
At December 31, 2003 the allowance was allocated as follows:
Commercial real estate	$17	7.7%
Commercial	41	5.2
Residential real estate	111	50.2
Consumer	23	4.3
Home equity loans and lines of credit	44	32.6

Total	$236	100.0%

	Amount	Percent of Loans in Each Category to Total Loans
At June 30, 2004 the allowance was allocated as follows:
Commercial real estate	$75	10.5%
Commercial	38	5.3%
Residential real estate	279	39.2%
Consumer	25	3.5%
Home equity loans and lines of credit	295	41.4%

Total	$712	100.0%

Loan Portfolio Composition

Residential real estate loans comprise the largest group of loans in our portfolio amounting to $ 9.5 million, or 50.2 % of the total loan portfolio as of December 31, 2003. Home equity loans and lines of credit were $ 6.1 million, loans secured by commercial real estate were $1.5 million, commercial loans amounted to $977,000 and consumer loans totaled $804,000.

The following table sets forth the composition of the loan portfolio (in thousands):

	At June 30, 2004		At December 31, 2003
	Amount	% of Total	Amount	% of Total
Commercial real estate	$5,944	9.7%	$1,457	7.6%
Commercial	2,946	4.8	977	5.3
Residential Real Estate	23,913	38.8	9,465	50.2
Consumer	2,207	3.6	804	4.3
Home equity loans and lines of credit	26,558	43.1	6,150	32.6

Total loans	61,568	100.0%	18,853	100.0%

Add (subtract):
Deferred loan costs, net	31		8
Allowance for loan losses	(712)		(236)

Loans, net	$60,887		$18,625

Liquidity

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. Marco Community Bank’s liquidity position was initially established through Marco Community Bancorp’s purchase of $ 6,400,000 of the common stock of the Bank. As the Bank grows, liquidity needs can be met either by converting assets to cash or by attracting new deposits. Our deposits were $ 19.5 million at December 31, 2003. The following table contains the pertinent liquidity balances and ratios at June 30, 2004 and December 31, 2003 (in thousands).

	At June 30, 2004	At December 31, 2003
Cash and cash equivalents	$19,613	$9,849

Ratio of time deposits over $100,000 to total deposits	11.1%	8.1%
Loan to deposit ratio	84.4%	96.4%
Brokered deposits	$16,228	$1,585

Cash and cash equivalents are the primary source of liquidity. At December 31, 2003, cash and cash equivalents amounted to $9.8 million, representing 31.5 % of total assets. At December 31, 2003, large denomination certificates accounted for 8.1% of total deposits. Large denomination time deposits are generally more volatile than other deposits. As a result, management continually monitors the competitiveness of the rates we pay on large denomination time deposits and periodically adjusts our rates in accordance with market demands. Significant withdrawals of large denomination time deposits may have a material adverse effect on our liquidity. Management believes that since a majority of the above certificates were obtained from customers residing outside of Collier County, Florida, the volatility of such deposits is higher than if such deposits were obtained from depositors residing inside of Collier County, as outside depositors are generally more likely to be interest rate sensitive.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of June 30, 2004, we had $16.2 million in brokered deposits in our portfolio. Management knows of no trends, demands, commitments, events or uncertainties that should result in or are reasonably likely to result in our liquidity increasing or decreasing in any material way in the foreseeable future.

Regulatory Capital Requirements

We are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective actions, we must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require our Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). An institution must also maintain certain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios. We believe, as of June 30, 2004 and December 31, 2003, that our Bank met all capital adequacy requirements to which it is subject. As of June 30, 2004, the most recent notification from the regulatory authorities categorized our Bank as well capitalized.

	Actual		Minimum(1)		Well Capitalized(2)
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
As of June 30, 2004:
Total capital (to risk-weighted assets)	$5,667	11.27%	$4,023	8.00%	$5,029	10.00%
Tier 1 capital (to risk-weighted assets)	5,037	10.02%	2,012	4.00%	3,018	6.00%
Tier 1 capital (to average assets)	5,037	7.98%	2,525	4.00%	3,156	5.00%
As of December 31, 2003:
Total capital (to risk-weighted assets)	$5,842	38.81%	$1,204	8.00%	$1,505	10.00%
Tier 1 capital (to risk-weighted assets)	5,505	36.57%	602	4.00%	903	6.00%
Tier 1 capital (to average assets)	5,505	28.35%	777	4.00%	971	5.00%
As of June 30, 2004:
Risk-weighted assets	$50,292
Average Assets	$63,126

(1)	The minimum required for adequately capitalized purposes.

(2)	To be considered “well capitalized” under the FDIC’s Prompt Corrective Action regulations.

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. We do not engage in trading or hedging activities and do not invest in interest-rate derivatives or enter into interest-rate swaps. Our market risk arises primarily from interest-rate risk inherent in our lending and deposit taking activities. To that end, we actively monitor and manage our interest-rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 6 of Notes to Consolidated Financial Statements.

Our primary objective in managing interest-rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital, while adjusting our asset-liability structure to obtain the maximum yield-cost spread on that structure. We rely primarily on our asset-liability structure to control interest-rate risk. See the section below titled Asset-Liability Structure. However, a sudden and substantial increase in interest rates may adversely impact our earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis.

We use modeling techniques to simulate changes in net interest income under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed-rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet.

Asset/Liability Management

It is our objective to manage assets and liabilities to provide a satisfactory, consistent level of profitability within the framework of established cash management, loan, investment, borrowing and capital policies. Designated officers are responsible for monitoring policies and procedures that are designed to ensure acceptable composition of the asset/liability mix, stability and leverage of all sources of funds while adhering to prudent banking practices. It is the overall philosophy of management to support asset growth primarily through growth of core deposits, which include deposits of all categories made by individuals, partnerships and corporations.

Our asset/liability mix is monitored on a daily basis with a monthly report reflecting interest-sensitive assets and interest-sensitive liabilities being prepared and presented to our bank’s board of directors. The objective of this policy is to control interest-sensitive assets and liabilities so as to minimize the impact of substantial movements in interest rates on our earnings.

As part of our asset and liability we emphasize establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to aid in managing our operations. We believe these processes and procedures provide us with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in tighter controls and less exposure to interest-rate risk.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest-rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. The gap ratio is computed as rate sensitive assets/rate sensitive liabilities. A gap ratio of 1.0 represents perfect matching. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would adversely affect net interest income.

In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of operations, we monitor asset and liability management policies to better match the maturities and repricing terms of our interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of:

emphasizing	the origination of adjustable-rate loans:

•	emphasizing the origination of adjustable-rate loans;

•	building a stable core deposit base; and

•	maintaining a significant portion of liquid assets (cash and short-term securities).

The following table sets forth certain information relating to our interest-earning assets and interest-bearing liabilities at December 31, 2003 that are estimated to mature or are scheduled to reprice within the period shown (dollars in thousands):

	Three Months	More Than Three Months to One Year	More Than One Year To Two Years	More Than Two Years To Five Years	More Than Five Years to Fifteen Years	Over Fifteen Years	Total
Loans (1):
Variable rate	$12,921	$55	$34	$2,542	—	$—	$15,552
Fixed rate	75	241	71	2,131	783	—	3,301

Total loans	12,996	296	105	4,673	783	—	18,853
Federal funds sold	8,829	—	—	—	—	—	8,829
Federal Reserve Bank stock	—	—	—	—	181	—	181

Total rate-sensitive assets	21,825	296	105	4,673	964	—	27,863

Deposit accounts:
Savings, NOW and money market deposits (2)	14,452	—	—	—	—	—	14,452
Time deposits (2)	1,729	2	—	—	—	—	1,731

Total rate-sensitive liabilities	16,181	2	—	—	—	—	16,183

GAP repricing differences	$5,644	$294	$105	$4,673	$964	$—	11,680

Cumulative GAP	$5,644	$5,938	6,043	$10,716	$11,680	$11,680	11,680

Cumulative GAP/total assets	18.04%	18.98%	19.31%	34.25%	37.33%	37.33%	37.33%

(1)	In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their maturities.

(2)	Money-market, NOW, and savings deposits are regarded as ready accessible withdrawable accounts. Time deposits are scheduled through the maturity dates.

The following table reflects the contractual principal repayments by period of the loan portfolio at December 31, 2003 (in thousands):

Years ending December 31,	Commercial Real Estate	Commercial	Residential Real Estate	Consumer	Home Equity and Lines of Credit	Total
2004	$65	$38	$124	$387	$—	$614
2005-2008	311	183	570	392	—	1,456
2008 and beyond	1,081	756	8,771	25	6,150	16,783

	$1,457	$977	$9,465	$804	$6,150	$18,853

Of the $ 18.2 million of loans due after 2004, 15.3% of such loans have fixed-interest rates.

Scheduled contractual principal repayments of loans do not reflect the actual life of such assets. The average life of loans is substantially less than their average contractual terms due to prepayments. In addition, due-on-sale clauses on loans generally give us the right to declare a conventional loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially higher than current mortgage loan rates.

Deposits and Other Sources of Funds

General. In addition to deposits, the sources of funds available for lending and other business purposes include loan repayments. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are influenced significantly by general interest rates and money-market conditions. Borrowings may be used on a short-term basis to compensate for reductions in other sources, such as deposits at less than projected levels.

Deposits. We principally attract deposits from our primary geographic market area in Marco Island, Florida. We offer a variety of deposit instruments including demand deposit accounts, NOW accounts, money- market accounts, regular savings accounts, term certificate accounts and retirement savings plans (such as IRA accounts). Certificate of deposit rates are set to encourage longer maturities as cost and market conditions will allow. Deposit account terms vary, with the primary differences being the minimum balance required, the time period the funds must remain on deposit and the interest rate. We set the deposit interest rates weekly based on a review of deposit flows for the previous week, a survey of rates among competitors and other financial institutions in Florida.

We have emphasized commercial banking relationships in an effort to increase demand deposits as a percentage of total deposits.

The following table shows the distribution of, and certain other information relating to, our deposit accounts by type (dollars in thousands):

	At June 30, 2004		At December 31, 2003
	Amount	% of Deposits	Amount	% of Deposits
Noninterest-bearing deposits	3,311	4.5%	$3,346	17.1%
Savings, NOW and money market deposits	48,056	65.9%	14,452	74.0%

Subtotal	51,367	70.4%	17,798	91.1%

Certificate of deposits
1.00% - 1.99%	8,389	11.5%	1,729	8.8%
2.00% - 2.99%	6,985	9.6%	2	0.1%
3.0% - 3.99%	3,411	4.7%	—	—
4.0% - 4.99%	2,798	3.8%	—	—

Total certificates of deposit	$21,583	29.6%	$1,731	8.9%

Total deposits	$72,950	100.0%	$19,529	100.0%

The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and their respective maturities as of June 30, 2004 and December 31, 2003 (in thousands):

[Table follows this page]

Time Certificates of Deposit Over $100,000	At June 30, 2004	At December 31, 2004
3 months or less	$1,498	$1,288
4 – 6 months	1,087	297
7 – 12 months	2,068	—
Over 12months	3,456	—

Total	$8,109	$1,585

Results of Operations

Our operating results depend primarily on our net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities (“interest-rate spread”) and the relative amounts of interest-earning assets and interest-bearing liabilities. Our interest-rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. In addition, our net earnings are also affected by the level of nonperforming loans and foreclosed real estate, as well as the level of noninterest income, and noninterest expenses, such as salaries and employee benefits, occupancy and equipment costs and income taxes.

Rate/Volume Analysis of Net Interest Income

A rate/volume analysis of net interest income cannot be provided as of December 31, 2003, because at that date, Marco Community Bank had been operating for less than one year.

Non-Interest Expense

Non-interest expense for the period ended June 30, 2004 and December 31, 2003, amounted to $ 774,000 and $ 761,000, respectively. As a percent of total average assets, non-interest expense amounted to 1.41% and 6.23%, respectively.

The components of non-interest expense are set forth below (in thousands):

	Period Ended June 30, 2004	Period Ended December 31, 2003
Salaries and benefits	$381	$239
Occupancy and equipment	89	77
Data processing	44	31
Advertising	40	31
Professional fees	67	33
Preopening and organizational expenses	—	291
General operating expenses	153	59

Total non-interest expense	$774	$761

The following table sets forth, for the periods from January 28, 2003 (date of incorporation) to December 31, 2003, information regarding (i) the total dollar amount of interest and dividend income from interest-earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average costs; (iii) net interest/dividend income; (iv) interest rate spread; (v) net interest margin (in thousands).

	2003
	Average Balance	Interest and Dividends	Average Yield/ Cost
Interest-earning assets
Loans	$3,125	$163	5.22%
Other interest-earning assets (1)	2553	25	0.98

Total interest-earning assets	5,678	188	3.31

Noninterest-earning assets	6,537

Total assets	$12,215

Interest-bearing liabilities:
Savings, money market and NOW deposits	3,117	32	1.03
Time deposits (2)	71	1	1.41

Total interest-bearing deposits	3,188	33	1.04

Noninterest-bearing liabilities	634
Shareholders’ equity	8,393

Total liabilities and shareholders’ equity	$12,215

Net interest/dividend income (2)		$155

Interest-rate spread (3)			2.27%

Net interest margin (4)			2.73%

Ratio of average interest-earning assets to average interest-bearing liabilities	1.78

(1)	Includes interest-bearing deposits, federal funds sold and Federal Reserve stock.

(2)	Interest expense and net interest/dividend income is prior to capitalization of interest

(3)	Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(4)	Net interest margin is net interest income divided by average interest-earning assets.

Analysis of the Six-Month Period Ended June 30, 2004 (Unaudited):

General. Net loss for the six-months ended June 30, 2004, was $ 295,600 or $0.23 per basic and diluted share. Like all new banks, Marco Community Bank’s year-to-date performance for 2004 has been negatively impacted by expenses associated with opening a new bank.

Interest Income. Interest income for the six-months ended June 30, 2004, was $1.0 million. Interest income earned on loans was $954,000. Interest income earned on other earning assets was $71,000. The average balance of loans was $36.7 million with an average yield earned of 5.20% during the six-months ended June 30, 2004. The average balance of other interest earning assets was $13.2 million with an average yield earned of 1.07% during the six-months ended June 30, 2004.

Interest Expense. Interest expense on interest bearing deposits was $305,000 prior to the capitalization of interest, for the six-months ended June 30, 2004. The average balance on deposits was $39.8 million with an average rate paid of 1.54% during the six-months ended June 30, 2004. Interest expense of $43,000 was capitalized on the construction of a permanent banking facility which opened in June of 2004.

Provision for Loan Losses. The provision for loan losses is charged to operations to increase the total allowance to a level deemed appropriate by management and is based upon the volume and type of lending we conduct, industry standards, the amount of nonperforming loans and general economic conditions, particularly as they relate to our market areas, and other factors related to the collectibility of our loan portfolio. We recorded a provision for loan losses for the six-months ended June 30, 2004, of $476,000. The allowance for loan losses was $712,000 at June 30, 2004. We had no nonaccrual loans at June 30, 2004. The allowance at June 30, 2004, is 1.16% of the total loans. This amount represents our best estimate of the potential losses relating to the loan portfolio. While we believe our allowance for loan losses is adequate as of June 30, 2004, future adjustments to our allowance for loan losses may be necessary if economic conditions differ substantially from the assumptions used in making this determination.

Noninterest Income. Noninterest income was $14,000 for the six-months ended June 30, 2004.

Noninterest Expense. Noninterest expense was $774,000 for the six-months ended June 30, 2004.

Income Taxes. The income tax benefit for the six-months ended June 30, 2004, was $178,000.

Analysis of the Period Ended December 31, 2003

General. Net loss for the period ended December 31, 2003, was $476,000 or $(.51) per basic and diluted share The loss was primarily due to overhead required to grow interest earning assets and organizational costs associated with the start up of the Bank.

Interest Income. Interest income was $188,000 for the period ended December 31, 2003. Interest on loans was $163,000. Interest on other interest earning assets was $25,000 for the period ended December 31, 2003.

Interest Expense. Interest expense on deposits was $33,000 for the period ended December 31, 2003. Interest expense capitalized was $38,000, which was offset against interest expense on deposits and borrowings.

Provision for Loan Losses. The provision for loan losses is charged against earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending we conduct, industry standards, the amount of nonperforming loans, general economic conditions, particularly as they relate to our market areas, and other factors related to the collectibility of our loan portfolio. The provision for loan losses was $236,000 for the period ended December 31, 2003. The provision was necessitated by growth in our loan portfolio. The allowance for loan losses of $236,000 at December 31, 2003, was equal to the 2003 provision. While management believes its allowance for loan losses is adequate as of December 31, 2003, future adjustments to our allowance for loan losses may be necessary if economic conditions differ substantially from the assumptions used in making the determination.

Noninterest Income. Noninterest income was $2,000 for the period ended December 31, 2003. The income was primarily from service charges and fees in 2003 due to the growth in deposit accounts.

Noninterest Expense. Total noninterest expense was $761,000 for the period ended December 31, 2003. The expense was primarily due to salaries and employee benefits, occupancy expense and preopening and organizational expenses.

Income Taxes. The income tax benefit for the period ended December 31, 2003, was $342,000.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Bank’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

Description of Capital

We currently have 9,000,000 shares of authorized common stock, par value, $0.01 per share, of which 1,301,602 shares are currently issued and outstanding and 1,000,000 shares of no par value preferred stock authorized, of which there are no shares outstanding.

Common Stock

Florida law allows our Board of Directors to issue additional shares of stock up to the total amount of common stock authorized without obtaining the prior approval of shareholders. The number of authorized shares of common stock is greater than that issued in order to provide our Board of Directors with as much flexibility as possible to effect, among other things, financing, acquisitions, stock dividends, stock splits, and employee stock option transactions. The holders of common stock are entitled to elect the members of our Board of Directors, and such holders are entitled to vote as a class on all matters required or permitted to be submitted to our shareholders.

No holder of our common stock has preemptive rights with respect to the issuance of shares of that or any other class of stock, and the common stock is not entitled to cumulative voting rights with respect to the election of directors. Each share of common stock entitles the holder thereof to one vote on all matters, including the election of directors. The holders of common stock are entitled to dividends and other distributions if, as, and when declared by our board of directors out of assets legally available therefore. Upon our liquidation, dissolution, or winding up, the holder of each share of common stock would be entitled to share equally in the distribution of our assets. The holders of common stock are not entitled to the benefit of any sinking fund provision. Our shares of common stock are not subject to any redemption provisions, nor are they convertible into any other security or property. All shares of common stock outstanding upon completion of this offering will be fully paid and nonassessable.

Funds for the payment of dividends are expected to be obtained by us primarily from dividend payments made by Marco Community Bank. There can be no assurance that we will have funds available for dividends, or if funds are available, that dividends will be declared by the board of directors. We do not expect to declare a dividend at any time in the foreseeable future.

Preferred Stock

Our Articles of Incorporation also provide for the issuance of 1,000,000 shares of preferred stock. The Board of Directors is authorized to issue the preferred stock in series and to fix the particular designation of and the rights, preferences, privileges and restrictions granted to and imposed upon each series, all without further approval of our shareholders. There are no shares of preferred stock outstanding.

Warrants

In connection with our initial stock offering we issued 1,000,000 warrants to purchase one-quarter share of common stock each at an exercise price of $9.00 per share. The terms of the warrants are governed by our 2003 Warrant Plan. The warrants are exercisable anytime during the two-year period following August 18, 2003. Our Board of Directors, however, may call the warrants upon 30 days written notice, after our bank has been open for one year. In addition, the Board may extend the term of the warrants for up to six additional months. Holders of 6,408 warrants have acquired 1,602 shares of common stock as of June 30, 2004.

The warrants are transferrable only:

•	to a parent, sibling, spouse, child or grandchild of the warrant holder;

•	to a pension or profit sharing plan of which the holder or holder’s spouse is a beneficiary;

•	to a business entity or trust owned or controlled by the holder or holder’s spouse; or

•	by a court order.

Except for the call provision, the warrants which are included in this offering are also governed by our 2003 Warrant Plan. The warrants will be exercisable anytime during the two-years immediately following the closing date of the offering. They may be called by the board of directors anytime after six-months following their issue date, and will have the same limits on transfer as the original warrants.

Anti-takeover Provisions

General. The Florida Business Corporation Act contains provisions designed to enhance the ability of our board of directors to respond to attempts to acquire control of a Florida Corporation such as Marco Community Bancorp. These provisions may discourage takeover attempts which have not been approved by the board of directors. This could include takeover attempts that some shareholders would deem to be in their best interest. These provisions may:

•	adversely affect the price that a potential purchaser would be willing to pay for our common stock.

•	deprive you of or delay the opportunity to obtain a takeover premium for your shares.

•	make the removal of incumbent management more difficult.

•	enable a minority of our directors and the holders of a minority of our outstanding voting stock to prevent, discourage or make more difficult a merger, tender offer or proxy contest, even though the transaction may be favorable to the interests of shareholders.

•	potentially adversely affect the market price of the common stock.

The following summarizes some of the anti-takeover provisions contained in the Florida Business Corporation Act.

Staggered Terms for Directors. Florida law permits and our articles of incorporation provide that directors shall be elected to three-year terms with terms divided into three classes. The number of directors in each class shall be as nearly equal as possible. Only one class of directors is elected by the shareholders each year at our annual meeting. We do not have staggered terms for our directors.

Authorized but Unissued Stock - The authorized but unissued shares of our common stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offering to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock may enable our board of directors to issue shares of stock to persons friendly to existing management.

Evaluation of Acquisition Proposals - The Florida Business Corporation Act expressly permits our board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of the assets of Marco Community Bancorp, or any similar extraordinary transaction, to consider all relevant factors including, without limitation, the social, legal, and economic effects on the employees, customers, suppliers, and other constituencies of Marco Community Bancorp and its subsidiaries, and on the communities and geographical areas in which they operate. Our board of directors may also consider the amount of consideration being offered in relation to the then current market price for our outstanding shares of capital stock and our then current value in a freely negotiated transaction. Our board of directors believes such provisions are in the long-term best interests of Marco Community Bancorp and our shareholders.

Control Share Acquisitions - We are subject to the Florida control share acquisitions statute. This statute is designed to afford shareholders of public corporations in Florida protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific ranges will not possess voting rights in the election of directors unless the voting rights are approved by a majority vote of the public corporation’s disinterested shareholders. Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director. The specific acquisition ranges that trigger the statute are:

•	acquisitions of shares possessing one-fifth or more but less than one-third of all voting power;

•	acquisitions of shares possessing one-third or more but less than a majority of all voting power; or

•	acquisitions of shares possessing a majority or more of all voting power.

Under certain circumstances, the statute permits the acquiring person to call a special shareholders meeting for the purpose of considering the grant of voting rights to the holder of the control shares. The statute also enables a corporation to provide for the redemption of control shares with no voting rights under certain circumstances.

Transactions with Interested Shareholders - We are subject to the Florida affiliated transactions statute which generally requires approval by the disinterested directors or super-majority approval by shareholders for certain specified transactions between a corporation and a holder, or its affiliates, of more than 10% of the outstanding shares of the corporation. These provisions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts. Accordingly, these provisions may discourage attempts to acquire Marco Community Bancorp.

Limited Liability and Indemnification

Under the Florida Business Corporation Act, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless:

•	the director breached or failed to perform his duties as a director, and

•	a director’s breach of, or failure to perform, those duties constitutes:

•	a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

•	a transaction from which the director derived an improper personal benefit, either directly or indirectly;

•	a circumstance under which an unlawful distribution is made;

•	in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct; or

•	in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

A corporation may purchase and maintain insurance on behalf of any director, or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the Florida Business Corporation Act. We have purchased directors and officers liability insurance.

Our articles of incorporation and bylaws provide that we shall, to the fullest extent permitted by applicable law, as amended from time to time, indemnify all of our directors as well as any of our officers or employees to whom we have agreed to grant indemnification.

MANAGEMENT

Our Board of Directors of the holding company is comprised of seven members while the Board of Directors of Marco Community Bank consists of six members. Our directors and executive officers are elected annually and perform such duties as are prescribed in our articles and bylaws. There are no family relationships among any of our directors, executive officers, or key personnel. The following sets forth the names and ages of our directors and executive officers, and a description of their principal occupation and business experience in the past five years.

Joel M. Cox, age 65, a founding director of Marco Community Bancorp and Marco Community Bank, has over 40 years of experience in the banking and insurance industries. Mr. Cox has been Vice President and a director of Cox Insurance Agency, Inc., in Marco Island, since 1984. He is and has been a director of People’s Community Bank of the West Coast in Sarasota, Florida since 1999, and a director of its parent holding company, People’s Community Bancshares, Inc., since its establishment in 2002. He was also a founding director of Citizens Community Bank of Florida in Marco Island and its parent holding company, Citizens Community Bancorp, Inc. and served as a director until Citizens Community Bancorp, Inc. was acquired by F.N.B. Corporation in April 2001.

John V. (Jack) Cofer, age 60, is a director of Marco Community Bancorp. Mr. Cofer previously served as a director of First National Bank of Florida, Naples, Florida from June 2001 to July 2002. He also served as Vice Chairman of Citizens Community Bancorp, Inc. and Chairman of Citizens Bancorp’s wholly owned subsidiary CCB Mortgage Corporation. Mr. Cofer’s prior business interests included a position as Senior Partner of Oxford Development Corp. of Bethesda, Maryland from 1973 to 1988, where he was responsible for the development of over 16,000 housing units and the management of over 27,000 housing units in nine states. He also served as President of Krupp Development of Boston, Massachusetts from 1988 to 1990 when he retired. Mr. Cofer is a previous member of the Beach Committee and the Architect Review Committee of the Marco Island Civic Association and a previous member of the board of directors of Gulfview Condominium Association. His wife, Mary Ann Cofer is a manager at the Marco Island Chamber of Commerce.

Bruce G. Fedor, age 68, is a non-practicing attorney and a director of Marco Community Bancorp. Mr. Fedor previously served as General Counsel for BancFlorida, Naples, and Citizens Community Bancorp, Inc., Marco Island. Between those two positions, he practiced banking and real estate law, as of counsel, with the Naples law firms of Annis, Mitchell, et al, and Harter, Secrest and Emery. From 1988 to 1990, Mr. Fedor was with Cummings and Lockwood, Naples, Florida. Mr. Fedor was also the initial Chairman of the Board for Pelican National Bank, Naples, Florida. Prior to moving to Florida in 1987, Mr. Fedor practiced banking and real estate law in Cleveland, Ohio for 25 years. In 1957, Mr. Fedor received his BA degree from the University of Notre Dame and in 1962, he received his JD degree from the Cleveland-Marshall School of Law, Cleveland State University, Cleveland, Ohio. He presently is a member of the Florida Bar and the Collier County Bar Association.

Jamie B. Greusel, age 42, a director of Marco Community Bancorp and Marco Community Bank, has been a principal in the Law Office of Jamie B. Greusel, in Marco Island since 1988. She is licensed to practice in both Florida and New Jersey. Ms. Greusel was previously a director of Citizens Community Bank of Florida from 1998 to April 2001. She earned her law degree from Stetson University, cum laude, in 1987 and her BA from Juniata College in 1983.

Robert A. Marks, age 72, a founding director of Marco Community Bancorp and Marco Community Bank, retired from Metropolitan Life Insurance Company in 1986, after a 30-year career culminating in his service as a Regional Manager based in Nashville, Tennessee. From 1996 to 2001, he was a director of Citizens Community Bank of Florida and Citizens Community Bancorp, Inc. Mr. Marks received a Chartered Life Underwriter degree in 1971 from the American College of Life Underwriters.

Stephen A. McLaughlin, age 57, a founding director of Marco Community Bancorp and Marco Community Bank, is involved in the operation of several Maine-based real estate consulting and timber companies, including Stillwater Land & Lumber Limited and Stillwater Associates. He was also a founding director of Citizens Community Bank of Florida and of Citizens Community Bancorp, Inc. and served as a director until they were acquired by F.N.B. Corporation in April 2001. From 1996 to 1998, he served as that bank’s Vice President for Administration. Mr. McLaughlin graduated from the University of Maine in 1968 with an engineering degree.

Michael A. Micallef, Jr., age 54, is the President of Marco Community Bancorp and the President and Chief Executive Officer and Director of Marco Community Bank. Prior to joining Marco Community Bancorp, he was President and Chief Operating Officer of Sterling Bank, FSB in Lantana, Florida. He held that position from July 1999, until he resigned to join Marco Community Bank and Marco Community Bancorp in February 2003. Prior to that time, he was President and Chief Executive Officer of Citizens Community Bank of Florida in Marco Island from 1997 to 1999. From 1993 to 1997, he served as President and Chief Executive Officer of Bank Boynton, FSB, in Boynton Beach, Florida. From 1986 to 1992, he was with United Savings, Melbourne, Florida, where he served as Chief Executive Officer. Mr. Micallef earned a graduate banking degree from Brown University in 1979, an MBA from Fordham University in 1976, and a B.S. from St. Peters College in 1973.

E. Terry Skone, age 63, is a founding director of Marco Community Bancorp and Marco Community Bank. He retired as President and Chairman of Deerwood Bancorporation, Inc. and of First National Bank of Deerwood, Deerwood, Minnesota in 1997, after 42 years of service. Following his retirement, he was a director of Citizens Community Bancorp, Inc. from 1998 to 1999. In 1962, he received a BS from Gustavus Adolphus College, and in 1969, graduated from the University of Wisconsin School of Banking.

Richard Storm, Jr., age 63, Chairman of the Board and Chief Executive Officer of Marco Community Bancorp, has been a resident of Collier County, Florida for over 23 years. Mr. Storm has more than 30 years of director experience in banking and was a founding director, Chairman of the Board and CEO of Citizens Community Bank of Florida and its parent holding company, Citizens Community Bancorp, Inc. He served in those capacities until Citizens Community Bancorp, Inc. and its subsidiaries were sold in April 2001 to F.N.B. Corporation. Mr. Storm served as the President and CEO of F.N.B.’s Marco Island banking operations from April 2001 to January 1, 2003. From 1987 to 1994, Mr. Storm served as a director and Corporate Secretary of Citizens National Corporation, and as a director of Citizens National Bank, both located in Naples, Florida. Following Citizens National’s merger with AmSouth Bank of Florida in 1994, Mr. Storm served as a City Director of AmSouth Bank until 1995. Mr. Storm was also a director of Danbury Bank and Trust, Danbury, Connecticut from 1973 to 1979 and then after the merger with Connecticut Bank and Trust was appointed a regional director. From 1997 to 1998, he served as a director of the Florida Community Bankers and in 1999 as a director of the Florida Bankers Association. In addition to his many bank affiliations over the years, Mr. Storm has an extensive background in real estate management, marketing, finance and development. He is currently President and CEO of LoanStar Capital, Inc. (a mortgage and venture capital company), President of Deer Run Properties, Inc. (a real estate development company) and a director of Cumberland Properties, Inc., a shopping center owner/operator.

Thomas M. Whelan, age 54, became Chief Financial Officer of Marco Community Bancorp and Marco Community Bank on February 23, 2004. From 1999 to December 2003, he was Chief Financial Officer of Bancshares of Florida, at which time he became Senior Vice President in charge of Risk Management. He served as Executive Vice President and Chief Financial Officer of Bank of Florida, N.A. from 1999 to February 2004. In 1996, his family relocated to Southwest Florida, where he joined Hendry County Bank as Vice President and Cashier. In May 1997, he was named President and Chief Executive Officer. Following the acquisition of Hendry County Bank by Florida Community Bank in February 1998, he served as Executive Vice President in charge of finance, operations and branch administration, until joining Bancshares of Florida in April 1999. Mr. Whelan received his Bachelor of Arts degree in business and management from Ohio Northern University in 1971. He is a 1982 honors graduate of the BAI School in Banking at the University of Wisconsin.

Board Compensation

Neither our bank nor the holding company currently pays fees to its directors. We do not intend to pay directors’ fees until we have attained two consecutive quarters of profitability.

BENEFICIAL STOCK OWNERSHIP

OF DIRECTORS AND EXECUTIVE OFFICERS

The following table contains information regarding the current beneficial ownership of our common stock of each director and non-director executive officers as of the record date. Messrs. McLaughlin, Skone and Storm are the only beneficial owners of more than 5% of our common stock.

The beneficial ownership was determined based on the rules of Securities and Exchange Commission. In general, beneficial ownership includes shares over which a person has sole or shared voting or investment power and shares which the person has the right to acquire within 60 days of June 30, 2002. Unless otherwise indicated, the persons listed have sole voting and investment power over the shares beneficially owned.

Name	Number of Shares Owned (1)	Options and/or Warrants Held	Vested Options and/or Warrants (2)	% of Beneficial Ownership (3)
Joel M. Cox	29,000	14,750	8,750	2.89%
John V. (Jack) Cofer	20,000	12,500	5,000	1.91
Bruce G. Fedor	750	7,500	1,500	0.17
Jamie B. Gruesel	48,333	19,583	13,582	4.71
Robert A. Marks	30,552	15,138	13,720	3.37
Stephen A. McLaughlin	90,000	30,000	24,000	8.60
Michael A. Micallef	11,525	27,881	7,881	1.48
E. Terry Skone	61,550	22,888	16,750	5.94
Richard Storm, Jr.	156,136	46,534	40,534	14.65
Thomas M. Whelan	200	17,500	—	0.02

All directors and executive officers as a group (9 individuals)	448,046	214,274	131,717	40.45%

(1)	Includes shares for which the named person:

•	has sole voting and investment power,

•	has shared voting and investment power with a spouse, or

•	holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes, but does not include shares that may be acquired by exercising stock options.

(2)	Includes shares that may be acquired by exercising vested stock options and/or vested warrants.

(3)	Under the rules of the SEC, the determinations of “beneficial ownership” of our common stock are based upon Rule 13d-3 under the Securities Exchange Act of 1934, which provides that shares will be deemed to be “beneficially owned” where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose, or to direct the disposition of shares, or where a person has the right to acquire any such power within 60 days after the date such beneficial ownership is determined. Shares of our common stock that a beneficial owner has the right to acquire within 60 days under the exercise of the options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. All amounts are determined as of June 30, 2004, when there were 1,301,602 shares outstanding.

EXECUTIVE COMPENSATION

Summary Compensation Table

The Summary Compensation Table shows compensation information regarding Richard Storm, Jr., Chairman and Chief Executive Officer of our holding company and of Michael A. Micallef, President of the holding company and President and Chief Executive Officer of Marco Community Bank. No other executive officer received compensation at a level required to be reported herein by Securities and Exchange Commission regulations.

	Annual Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation
Richard Storm, Jr. (1) Chairman and Chief Executive Officer of Marco Community Bancorp, Inc.	2003	$—	$—	$—
Michael A. Micallef President of Marco Community Bancorp, Inc. and President and Chief Executive Officer of Marco Community Bank	2003	$100,000	$5,000	$6,250	(2)

(1)	Mr. Storm has declined to accept any cash compensation at this time.

(2)	Includes automobile allowance.

Mr. Micallef’s current base salary in $120,000 for the 2004 fiscal year.

Benefits

We currently do not provide medical or related benefits to our holding company officers or directors. Officers of Marco Community Bank are provided hospitalization, major medical, short- and long-term disability insurance, dental insurance and term life insurance under group plans on generally the same terms as are offered to all full-time employees.

Employment Contracts

We have letter agreements with two of our Bank employees, President and Chief Executive Officer Michael A. Micallef and Senior Vice President and Chief Financial Officer Thomas M. Whelan, which define the terms of their employment in those positions.

Mr. Micallef’s agreement provides for an annual base salary of $120,000, with a $15,000 increase after Marco Community Bank achieves two consecutive profitable quarters. Mr. Micallef is also to receive a $15,000 signing bonus in three annual installments, commencing on the date of his initial employment. Under the terms of the letter agreement, Mr. Micallef is also entitled to three weeks vacation, to participate in all medical and health benefit plans we provide and to receive a $750 monthly automobile allowance. To assist Mr. Micallef in relocating to Marco Island, we also agreed to reimburse him for up to $4,000 in moving expenses and $2,500 in temporary housing expenses. Mr. Micallef has been granted an option to purchase 25,000 shares of our common stock. In addition, we have agreed to purchase a bank owned life insurance policy for Mr. Micallef as a retirement benefit at a cost not to exceed $1,389 per year.

Mr. Micallef’s employment can be terminated for “good cause” (as defined in the agreement). In such an event, no severance benefits will be due to him. If Mr. Micallef’s employment is terminated without “good cause,” we will be obligated to pay him the greater of nine months base salary or $90,000 as a severance payment. In the event of a “change in control” (as defined in the agreement) of Marco Community Bancorp, Mr. Micallef will be entitled to terminate his employment at any time during the six-months after such an event and receive an identical severance payment.

Mr. Whelan’s agreement provides for an annual base salary of $100,000. Mr. Whelan also received a $5,000 signing bonus, which must be repaid if he leaves within 12 months of employment. If he leaves employment between 12 and 24 months, he must repay half of the bonus. Mr. Whelan has been granted an option to purchase 17,500 shares of our common stock. Under the terms of the letter agreement, Mr. Whelan is also entitled to three weeks vacation and to participate in all medical and health benefit plans we provide. We may terminate Mr. Whelan’s employment for “good cause” (as defined in the agreement). In such an event, no severance benefits will be due to him.

Stock Option Plans

Employees’ Stock Option Plan. On January 20, 2004, our Board of Directors adopted the 2003 Employees’ Stock Option and Limited Rights Plan (the “Employee Plan”) for the benefit of officers and other key employees of Marco Community Bancorp and the Marco Community Bank. The following is a summary of the material features of the employees’ plan.

The Employee Plan provides for 95,000 shares of our common stock to be reserved for future issuance pursuant to the exercise of stock options. The maximum number of shares any one employee may be granted options to purchase is 25,000. On May 17, 2004, the Board granted the following options to purchase shares to the following individuals:

Michael A. Micallef	25,000
Thomas M. Whelan	17,500

All Executive Officers as a Group		42,500
Non-Executive Officer Employees as a Group		24,500

All Employees as a Group		78,000

All of the above options were granted at an exercise price of $9.00 per share, and for a term of 10 years. An additional option to acquire 2,000 shares was granted to an non-executive employee on July 20, 2004 with an exercise price of $10.00 per share and a term of 10 years. All options were granted with limited rights attached as provided for in the plan. New employees may be granted options to purchase shares of common stock, as determined by the Board in its sole discretion.

Options granted under the Employee Plan can be either “incentive stock options” within the meaning of section 422A of the Internal Revenue Code of 1986, as amended, which are designed to result in beneficial tax treatment to the employee but no tax deduction to Marco Community Bancorp, or “compensatory stock options’ which do not give the employee certain benefits of the incentive stock option, but will entitle Marco Community Bancorp to a tax deduction when the options are exercised.

The per share exercise price at which the shares of common stock may be purchased upon exercise of a granted option will be equal to or greater than the Fair market value of a share of common stock as of the date of grant. Fair Market Value of a share of common stock shall be as defined in the Employees’ Plan. In no event shall fair market value be less than $9.00.

At the sole discretion of the Board, limited rights may be granted in tandem with any options granted under the Employee Plan. Limited rights may only be exercised six-months after the date of their grant will terminate upon the exercise or termination of their underlying option. A limited right entitles the holder thereof to a cash payment equal to the difference of the option exercise price and the fair market value on the date of exercise.

The Board of Directors may set any vesting schedule for options granted under the Employee Plan. All stock options and limited rights held under the Employee Plan will be immediately canceled when the holder is terminated for “cause” (as that term is defined in the Employee Plan). In the event of the death or disability of a participant, all options and limited rights held under the Employee Plan, whether or not then exercisable, shall be exercisable (by the participant or his or her legal representative) for a period of 12 months following such death or disability. In the event a participant retires, any options or limited rights held under the Employee Plan, whether or not then exercisable, shall be exercisable for a period of 90 days after such retirement. The options granted to date vest in equal installments over a five year period, beginning with the effective date of the options which is generally the employees hire date.

Our Board of Directors believes the Employee Plan is a necessary non-cash compensation benefit for Marco Community Bancorp and Marco Community to be competitive and to be able to attract and retain competent management.

Directors’ Stock Option Plan. Our Board has also adopted the 2003 Directors’ Stock Option Plan and Limited Rights Plan (the “Directors’ Plan”) which was approved by the shareholders at the 2004 Annual Meeting. The following is a summary of the material features of the Plan.

The Directors’ Plan provides for 95,000 shares of Marco Community Bancorp common stock to be reserved for future issuance pursuant to the exercise of stock options. The maximum number of shares a Marco Community Bancorp director may be granted options to purchase is 7,500, the maximum number for a Bank director is 5,000. Only those Bank directors who do not also serve on our holding company board are eligible to receive Bank director options. On May 17, 2004, the Board granted options to acquire 7,500 shares to each of our directors and options to acquire 5,000 shares to each of our non-holding company bank directors, for a total of 67,500 shares. On July 20, 2004, the Board granted our newest holding company director an option to purchase 7,500 shares with an exercise price of $10.00. The remaining options have an exercise price of $9.00 per share. Each option vests in five equal installments beginning on the effective date which was generally August 18, 2003, the date Marco Community Bank opened for business. All options were granted with limited rights attached as provided for in the Directors’ Plan. New directors elected or appointed to the Board or the Board of any wholly-owned subsidiary of Marco Community Bancorp or Marco Community Bank may be granted options to purchase shares of common stock, as determined by our Board in its sole discretion.

The purpose of the Directors’ Plan is to promote the growth and profitability of Marco Community Bancorp and Marco Community Bank by providing outside directors who currently do not receive directors’ fees or non-cash benefits with an incentive to achieve our long-term objectives. The Directors’ Plan will assist in our being able to attract and retain non-employee directors of outstanding competence, while at the same time, provide such outside directors with an opportunity to acquire an equity interest in Marco Community Bancorp. The Directors’ Plan authorizes the granting of non-statutory stock options (options which do not qualify as incentive stock options). The shares of common stock used under the Directors’ Plan shall be from authorized and previously unissued shares.

The per share exercise price at which the shares of common stock may be purchased upon exercise of a granted option will be equal to or greater than the fair market value of a share of common stock as of the date of grant. Fair market value of a share of common stock is defined in the Directors’ Plan. In no instance shall fair market value be less than $9.00.

At the discretion of the Board, limited rights may be granted in tandem with any options granted under the Directors’ Plan. Limited rights may only be exercised six-months after the date of their grant and will terminate upon the exercise or termination of their underlying option. A limited right entitles the holder thereof to a cash payment equal to the difference of the option exercise price and the fair market value on the date of exercise.

The Board may set any vesting schedule for options granted under the Directors’ Plan. All stock options and limited rights held under the Directors’ Plan will be immediately canceled when the holder is removed from the Board for “cause” (as that term is defined in the Directors’ Plan). In the event of the death or disability of a participant, all options and limited rights held under the Directors’ Plan, whether or not then exercisable, shall be fully vested and exercisable (by the participant or his or her legal representative) for a period of 12 months following such death or disability. In the event a participant retires from the Board, any options or limited rights held under the Directors’ Plan, whether or not then exercisable, shall be exercisable for a period of 90 days after such retirement.

Advisory Board Directors’ Stock Option Plan. On January 20, 2004, the Board of Directors adopted the 2004 Advisory Board Members’ Stock Option and Limited Rights Plan (the “Advisors’ Plan”) to provide for the grant of non-statutory stock options to purchase shares of our common stock and limited rights to members of the Advisory Board of Marco Community Bancorp and its subsidiaries. Advisory Board members are those individuals who act as advisers to and business developers for Marco Community Bancorp and its subsidiaries.

The purpose of the Advisors’ Plan is to advance the interests of Marco Community Bancorp and its subsidiaries by providing its advisers, individuals with strong community ties and interests, an additional incentive and to attract additional persons of experience and ability to serve as advisers in the future.

The maximum number of shares of common stock that may be issued pursuant to options granted under Advisors’ Plan is 25,000. Under the Advisors’ Plan, participants may each be granted an option to purchase up to 500 shares of our common stock at a price not less than its “fair market value” (as that term is defined in the Advisors’ Plan) on the date the option is granted or $9.00, whichever is greater. At no time may any participant hold options to purchase more than 500 shares under the Advisors’ Plan.

No stock options may be granted under the Advisors’ Plan until one year after the recipient was first appointed to the Advisory Board. Stock options granted under the Advisors’ Plan vest in four equal, annual installments beginning in the year of grant. At the discretion of the Board, limited rights may be granted in tandem with any options granted under the Advisors’ Plan. Limited rights may only be exercised six-months after the date of their grant and will terminate upon the exercise or termination of their underlying option. A limited right entitles the holder thereof to a cash payment equal to the difference of the option exercise price and the fair market value on the date of exercise.

All stock options and limited rights held under the Advisors’ Plan will be immediately canceled when the holder is removed form the Advisory Board for “cause” (as that term is defined in the Advisors’ Plan). In the event of the death or disability of a participant, all options and limited rights, whether or not then exercisable, shall be fully vested and exercisable (by the participant or his or her legal representative) for a period of 12 months following such death or disability. In the event a participant retires from the Advisory Board, any options or limited rights held under the Advisors’ Plan, whether or not then fully vested and exercisable, shall be exercisable for a period of 90 days after such retirement.

As of the date of this prospectus no options have been granted to Advisory Board members, because none of the members have served in that capacity for the one year period as required by the Advisors’ Plan. It is the intent of the Board to grant each Advisory Board member an option to purchase 500 shares each on or about August 18, 2004, which is the one year anniversary date of their date of service. This will result in Advisory Board options to purchase in the aggregate 17,500 shares. It is expected that the options will be granted with limited rights attached as provided for in the plan. New Advisory Board members may be granted options to purchase shares of common stock, as determined by the Board in its sole discretion.

At no time will Marco Community Bancorp have total cumulative stock options outstanding to acquire more than 15% of the outstanding common stock of Marco Community Bancorp under all of its plans. All three stock option plans have been approved by our shareholders.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and greater than 10% shareholders, to file reports of stock ownership and changes in ownership with the Securities and Exchange Commission. Such shareholders are required by Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. To the best of our knowledge, during 2003, each of our directors and executive officers timely filed all reports required by Section 16(a).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS WITH

MANAGEMENT OR OTHER AFFILIATES

Indebtedness of Directors and Management

Loans made by Marco Community Bank to our directors, executive officers and principal shareholders or any of their affiliates are subject to the provisions of Section 22(h) of the Federal Reserve Act, and must:

•	be on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions by Marco Community Bank with non-affiliated parties; and

•	not involve more than the normal risk of repayment or present other unfavorable features.

Our policy is generally not to make loans to directors, principal shareholders, and executive officers, but permits loans to non-executive officers and employees. As of June 30, 2004, Marco Community Bank had no loans to directors and executive officers. As of June 30, 2004, Marco Community Bank had no loans to directors or executive officers.

Other Transactions with Related Persons

When a transaction involves one of our officers, directors, principal shareholders or affiliates, it is our policy that the transaction must be on terms no less favorable to us than could be obtained from an unaffiliated party. All such transactions must be approved in advance by a majority of Marco Community Bancorp’s or Marco Community Bank’s independent and disinterested directors. During 2003 and for the six-month period ended June 30, 2004, we did not have any transactions with related persons other than the loans described above.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which we are a party or to which any of our properties are subject; nor are there material proceedings known to be contemplated by any governmental authority; nor are there material proceedings known to us, pending or contemplated, in which any of our directors, officers, affiliates or any principal security holders, or any associate of any of the foregoing, is a party or has an interest adverse to us.

INDEMNIFICATION

Our articles of incorporation provide for the indemnification of directors and executive officers to the maximum extent permitted by Florida law as authorized by the Board of Directors. The articles also provide for the advancement of expenses incurred in connection with the defense of any action, suit or proceeding that a director or executive officer was a party to because he or she is or was our director or executive officer, upon the receipt of an undertaking, or promise, to repay such amount, unless it is ultimately determined that the individual is not entitled to indemnification.

Our bylaws provide that we shall indemnify our officers, directors and employees, but not our agents unless specifically approved in writing by the board of directors, to the fullest extent authorized by Section 607.0850 of the Florida Business Corporations Act (“FBCA”) as it now exists or may thereafter be amended. This includes, but is not limited to, any person who was or is made a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was our director or officer, or is or was serving at our request as a director, officer, employee or agent of another bank or affiliated entity. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent; provided, however, that we shall indemnify any such person seeking indemnity in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by our board of directors.

Our bylaws specifically provide that we may maintain insurance, at our expense, to protect us and our directors, officers, employees, or agents, against any liability asserted against and incurred by them in their capacity as directors, officers, employees, or agents, whether or not we would have had the power to indemnify against such liability.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Our stock is not publicly traded and we do not expect a public market to develop following the offering.

Transfer Agent and Registrar.

We currently act as our own transfer agent and registrar for our common stock.

ADDITIONAL INFORMATION

We file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission. This prospectus constitutes a part of a registration statement filed by us with the Securities and Exchange Commission. This prospectus omits certain of the information contained in the registration statement, and we refer you to the registration statement and the related exhibits for further information with respect to us and the securities offered under this prospectus. Any statements in this prospectus concerning any exhibit are not necessarily complete and in such instances we refer you to the copy of such exhibit filed with the Securities and Exchange Commission. Each statement is qualified in its entirety by such reference.

You can obtain and copy the registration statement, including the exhibits, in person or by mail, by paying prescribed rates at the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Securities and Exchange Commission’s regional offices located at 1401 Brickell Avenue, Suite 200, Miami, Florida 33131. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a World Wide Web site at www.sec.gov that contains reports, proxy and information statements that are filed electronically with the Securities and Exchange Commission.

You may obtain more information about us and our products at our website located at www.marcocommunitybank.com. If you would like a copy of our latest annual report to shareholders, please contact: Mr. Richard Storm, Jr. or Thomas M. Whelan, at P.O. Box 1867, Marco Island, Florida 32772-1867, (407) 323-1833.

EXPERTS

The consolidated financial statements audited by Hacker, Johnson & Smith, P.A. have been included in this registration statement in reliance on their report, given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the common stock offered hereby is being passed upon for us by our legal counsel, Igler & Dougherty, P.A., 2457 Care Drive, Tallahassee, Florida 32308.

[ Financial Statements follow this page ]

MARCO COMMUNITY BANCORP, INC.

Index to Consolidated Financial Statements

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets, At December 31, 2003 and June 30, 2004 (Unaudited)	F-3

Consolidated Statements of Operations for the Period from January 28, 2003 (Date of Incorporation) to December 31, 2003 and for the Six Months Ended June 30, 2004 and for the Period from January 28, 2003 (Date of Incorporation) to June 30, 2003 (Unaudited)

F-4

Consolidated Statements of Changes in Stockholders’ Equity for the Period from January 28, 2003 (Date of Incorporation) to December 31, 2003 and for the Six Months Ended June 30, 2004 (Unaudited)	F-5

Consolidated Statements of Cash Flows for the Period from January 28, 2003 (Date of Incorporation) to December 31, 2003 and for the Six Months Ended June 30, 2004 and for the Period from January 28, 2003 (Date of Incorporation) to June 30, 2003 (Unaudited)

F-6

Notes to Consolidated Financial Statements at December 31, 2003 and for the Period from January 28, 2003 (Date of Incorporation) to December 31, 2003 and at June 30, 2004 (Unaudited) and for the Six Months Ended June 30, 2004 and for the Period from January 28, 2003 (Date of Incorporation) to June 30, 2003 (Unaudited)

F-7-F-22

All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements and related Notes.

Report of Independent Registered Public Accounting Firm

Marco Community Bancorp, Inc.

Marco Island, Florida:

We have audited the accompanying consolidated balance sheet of Marco Community Bancorp, Inc. and Subsidiary (the “Company”) at December 31, 2003, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the period from January 28, 2003 (date of incorporation) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003, and the results of its operations and its cash flows for the period from January 28, 2003 (date of incorporation) to December 31, 2003, in conformity with U.S. generally accepted accounting principles.

HACKER, JOHNSON & SMITH PA

Tampa, Florida

January 30, 2004

MARCO COMMUNITY BANCORP, INC.

Consolidated Balance Sheets

	At June 30, 2004	At December 31, 2003
	(Unaudited)
Assets
Cash and due from banks	$728,259	1,019,814
Federal funds sold	15,878,000	8,829,000
Interest-bearing deposits	3,006,354	—

Total cash and cash equivalents	19,612,613	9,848,814
Loans, net of allowance for loan losses of $711,856 in 2004 and $235,716 in 2003	60,886,844	18,625,199
Premises and equipment, net	3,293,416	2,064,253
Federal Reserve Bank stock, at cost	175,300	180,950
Accrued interest receivable	165,542	48,302
Deferred income taxes	519,727	341,983
Other assets	59,129	175,766

Total assets	$84,712,571	31,285,267

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	3,310,949	3,346,587
Savings, NOW and money-market deposits	48,055,539	14,451,702
Time deposits	21,583,051	1,730,847

Total deposits	72,949,539	19,529,136
Official checks	775,125	504,894
Accrued interest payable and other liabilities	175,954	159,106

Total liabilities	73,900,618	20,193,136

Commitments (Notes 3 and 6)
Stockholders’ equity:
Preferred stock, no par value; 1,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par value; 9,000,000 shares authorized, 1,301,602 and 1,300,000 shares issued and outstanding in 2004 and 2003	13,016	13,000
Additional paid-in capital	11,660,352	11,645,950
Accumulated deficit	(861,415)	(566,819)

Total stockholders’ equity	10,811,953	11,092,131

Total liabilities and stockholders’ equity	$84,712,571	31,285,267

See Accompanying Notes to Consolidated Financial Statements.

MARCO COMMUNITY BANCORP, INC.

Consolidated Statements of Operations

	Six Months Ended June 30, 2004	For the Period from January 28, 2003 (Date of Incorporation) to June 30, 2003	For the Period from January 28, 2003 (Date of Incorporation) to December 31, 2003
	(Unaudited)	(Unaudited)
Interest income:
Loans	$954,167	—	163,067
Other interest-earning assets	70,886	—	24,776

Total interest income	1,025,053	—	187,843

Interest expense:
Deposits	261,434	—	11,239
Other borrowings	—	—	2

Total interest expense	261,434	—	11,241

Net interest income	763,619	—	176,602
Provision for loan losses	476,140	—	235,716

Net interest income (expense) after provision for loan losses	287,479	—	(59,114)

Noninterest income:
Service charges on deposit accounts	3,182	—	1,794
Other service charges and fees	11,062	—	533

Total noninterest income	14,244	—	2,327

Noninterest expenses:
Salaries and employee benefits	380,682	—	238,954
Occupancy and equipment	89,053	—	76,698
Data processing	44,377	—	30,533
Advertising	40,009	—	30,859
Professional fees	66,676	—	32,847
Telephone	7,889	—	6,460
Insurance	7,832	—	4,737
Preopening and organizational expenses	—	132,387	290,620
Other	137,545	—	49,834

Total noninterest expenses	774,063	132,387	761,542

Loss before income tax benefit	(472,340)	(132,387)	(818,329)
Income tax benefit	177,744	—	341,983

Net loss	$(294,596)	(132,387)	(476,346)

Loss per share, basic and diluted	$(0.23)	(0.76)	(.51)

Weighted-average number of shares outstanding, basic and diluted	1,300,396	174,089	932,536

See Accompanying Notes to Consolidated Financial Statements.

MARCO COMMUNITY BANCORP, INC.

Consolidated Statements of Changes in Stockholders’ Equity

For the Period from January 28, 2003 (Date of Incorporation)

to December 31, 2003 and for the Six Months Ended June 30, 2004 (Unaudited)

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ (Deficit) Equity
Balance at January 28, 2003 (date of incorporation)	$—	—	(90,473)	(90,473)
Net loss	—	—	(476,346)	(476,346)
Sale of common stock (1,300,000 shares) net of issuance costs of $41,050	13,000	11,645,950	—	11,658,950

Balance at December 31, 2003	13,000	11,645,950	(566,819)	11,092,131
Net loss (unaudited)	—	—	(294,596)	(294,596)
Exercise of stock warrants (1,602 shares) (unaudited)	16	14,402	—	14,418

Balance at June 30, 2004 (unaudited)	$13,016	11,660,352	(861,415)	10,811,953

See Accompanying Notes to Consolidated Financial Statements.

MARCO COMMUNITY BANCORP, INC.

Consolidated Statements of Cash Flows

	Six Months Ended June 30, 2004	For the Period from January 28, 2003 (Date of Incorporation) to June 30, 2003	For the Period from January 28, 2003 (Date of Incorporation) to December 31, 2003
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(294,596)	(132,387)	(476,346)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	34,308	—	22,376
Provision for loan losses	476,140	—	235,716
Credit for deferred income taxes	(177,744)	—	(341,983)
Amortization of loan fees and costs, net	30,743	—	(2,117)
Increase in accrued interest receivable	(117,240)	—	(48,302)
Decrease (increase) in other assets	116,637	(328,308)	(150,766)
Increase (decrease) in official checks, accrued interest payable and other liabilities	287,079	(177,510)	655,692

Net cash provided by (used in) operating activities	355,327	(638,205)	(105,730)

Cash flows from investing activities:
(Redemption) purchase of Federal Reserve Bank stock	5,650	—	(180,950)
Net increase in loans	(42,768,528)	—	(18,858,798)
Net purchase of premises and equipment	(1,263,471)	(1,115,710)	(2,086,629)

Net cash used in investing activities	(44,026,349)	(1,115,710)	(21,126,377)

Cash flows from financing activities:
Net increase in deposits	53,420,403	—	19,529,136
Proceeds from exercise of common stock warrants	14,418	—	—
Net proceeds from issuance of common stock	—	8,958,950	11,658,950
Increase in due to organizers	—	60,000	60,000
Redemption of preferred stock	—	—	(180,000)

Net cash provided by financing activities	53,434,821	9,018,950	31,068,086

Net increase in cash and cash equivalents	9,763,799	7,265,035	9,835,979
Cash and cash equivalents at beginning of period	9,848,814	12,835	12,835

Cash and cash equivalents at end of period	$19,612,613	7,277,870	9,848,814

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest, net of interest capitalized	$217,229	—	32,342

Income taxes	$—	—	—

Noncash transaction-Conversion of amount due to organizers to preferred stock	$—	—	180,000

See Accompanying Notes to Consolidated Financial Statements.

MARCO COMMUNITY BANCORP, INC.

Notes to Consolidated Financial Statements

At December 31, 2003 and for the Period from

January 28, 2003 (Date of Incorporation) to December 31, 2003 and

at June 30, 2004 (Unaudited) and

for the Six Months Ended June 30, 2004 and for the Period from

January 28, 2003 (Date of Incorporation) to June 30, 2003 (Unaudited)

(1)	Summary of Significant Accounting Policies

General. The accompanying consolidated financial statements at June 30, 2004 and for the six-month period ended June 30, 2004 and for the period from January 28, 2003 (Date of Incorporation) to June 30, 2003 are unaudited; however, in the opinion of management, all adjustments necessary for the fair presentation of the consolidated financial statements have been included. All such adjustments are of a normal recurring nature. The results for the six months ended June 30, 2004 are not necessarily indicative of the results which may be expected for the entire year.

Organization. Marco Community Bancorp, Inc. (the “Holding Company”) which was incorporated on January 28, 2003 owns 100% of the outstanding common stock of Marco Community Bank (the “Bank”) (collectively the “Company”). The organizing entity was merged into the Holding Company effective with the incorporation of the Holding Company. The transaction was recorded at historical cost, similar to a pooling of interests. The Holding Company’s only business activity is the operation of the Bank. The Bank is a state (Florida) chartered commercial bank. The Bank offers a variety of community banking services to individual and corporate customers through its banking office located in Marco Island, Florida. The deposits are insured by the Federal Deposit Insurance Corporation. The Bank commenced operations on August 18, 2003.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of the Holding Company and the Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

The following is a description of the significant accounting policies and practices followed by the Company, which conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Use of Estimates. In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

Cash and Cash Equivalents. For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks, federal funds sold and interest bearing deposits, all of which mature within ninety days.

The Company’s banking subsidiary is required by law or regulation to maintain cash reserves, in accounts with other banks or in the vault. However, at June 30, 2004 (unaudited) and December 31, 2003, the Bank was not required to maintain cash reserves due to the amount of the Bank’s deposit levels.

(continued)

MARCO COMMUNITY BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Securities. Securities may be classified as either trading, held-to-maturity or available-for-sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings (loss) and reported in comprehensive income (loss). Gains and losses on the sale of available-for-sale securities are recorded on the trade date and are determined using the specific-identification method. Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the period to maturity. The Company did not hold any securities during 2003 or 2004 (unaudited).

Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to operations. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

(continued)

MARCO COMMUNITY BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Allowance for Loan Losses, Continued. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual installment and residential loans for impairment disclosures.

Premises and Equipment. Land is stated at cost. Premises and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful life of each type of asset.

Transfer of Financial Assets. Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes. Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. In September, 2003, the Company began recognizing a deferred tax benefit and deferred tax asset including the reversal of a valuation allowance established prior to January 28, 2003 because management believes it is more likely than not that it will utilize the deferred tax asset to offset income tax liabilities generated in future periods.

Preopening and Organizational Costs. Net preopening and organizational costs were $381,000. Prior to the commencement of banking operations, all costs had been charged to expense as incurred.

Off-Balance-Sheet Instruments. In the ordinary course of business the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and unused lines of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Advertising. The Company expenses all media advertising as incurred.

(continued)

MARCO COMMUNITY BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Fair Values of Financial Instruments. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from fair value disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents. The carrying amounts of cash and cash equivalents approximates their fair value.

Loans. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed-rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Federal Reserve Bank Stock. The carrying amount approximates fair value.

Accrued Interest Receivable. The carrying amount approximates fair value.

Deposit Liabilities. The fair values disclosed for demand, savings, NOW and money market deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities of time deposits.

Off-Balance-Sheet Instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Loss Per Share. Basic and diluted loss per share have been computed on the basis of weighted-average number of shares of common stock outstanding during the period. Outstanding stock warrants are not considered dilutive due to the net loss incurred by the Company.

(continued)

MARCO COMMUNITY BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Stock Compensation Plans. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148 Accounting for Stock-Based Compensation Transition and Disclosure, (collectively, “SFAS No. 123”), encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. The Company accounts for their stock option plans under the recognition and measurement principles of APB No. 25.

The following table illustrates the assumptions used in calculating the grant-date fair value and the effect on net loss and basic and diluted loss per share for the stock options granted in 2004 (see Note 11) as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. For purposes of proforma disclosure, the estimated fair value is included in expense in the period vesting occurs ($in thousands, except per share amounts):

Six Months Ended June 30, 2004
(unaudited)
Assumptions:
Weighted-average risk-free rate of return	4.80%
Annualized dividend yield	—
Expected life of options granted	10 years
Expected stock volatility	—

Six Months Ended June 30, 2004
(unaudited)
Grant-date fair value of options issued during the period	$490

Weighted-average grant-date fair value per option of options issued during the period	$3.37

Net loss, as reported	$(295)
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax benefit	(162)

Proforma net loss	$(457)

Basic loss per share:
As reported	$(.23)

Proforma	$(.35)

Diluted loss per share:
As reported	$(.23)

Proforma	$(.35)

(continued)

MARCO COMMUNITY BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

(1)	Summary of Significant Accounting Policies, Continued

Recent Pronouncements. In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others” (“FIN 45”), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability were applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material affect on the financial statements of the Company.

In January 2003, the FASB issued (Revised in December 2003) FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”) which addresses consolidation by business enterprises of variable interest entities. FIN 46 applies to variable interest entities created after January 31, 2003. The Company has no variable interest entities, therefore FIN 46 had no effect on the financial statements of the Company.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The adoption of this Statement had no effect on the Company’s financial statements.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement had no effect on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement had no effect on the Company’s financial statements.

(continued)

MARCO COMMUNITY BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

(2)	Loans

The components of loans are as follows:

	At June 30, 2004	At December 31, 2003
	(Unaudited)
Commercial real estate	$5,944,414	1,456,523
Commercial	2,946,276	977,115
Residential real estate	23,912,953	9,465,521
Consumer	2,206,700	803,779
Home equity loans and lines of credit	26,557,614	6,149,675

	61,567,957	18,852,613
Add (subtract):
Deferred loan costs, net	30,743	8,302
Allowance for loan losses	(711,856)	(235,716)

Loans, net	$60,886,844	18,625,199

An analysis of the change in the allowance for loan losses follows:

	Six Months Ended June 30, 2004	Period Ended December 31, 2003
	(Unaudited)
Beginning balance	$235,716	—
Provision for loan losses	476,140	235,716

Ending balance	$711,856	235,716

The Company had no impaired loans in 2003 or 2004 (unaudited). Also, at December 31, 2003 and June 30, 2004 (unaudited), the Company had no nonaccrual loans or loans which were over ninety days past due but still accruing interest.

(continued)

MARCO COMMUNITY BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

(3)	Premises and Equipment

A summary of premises and equipment follows:

	At June 30, 2004	At December 31, 2003
	(Unaudited)
Land	$884,298	884,298
Building and improvements	1,835,409	899,083
Furniture, fixtures and equipment	629,773	303,248

Total, at cost	3,349,480	2,086,629
Less accumulated depreciation	(56,064)	(22,376)

Premises and equipment, net	$3,293,416	2,064,253

Through May, 2004 the Company leased temporary banking facilities. Rent expense for the six months ended June 30, 2004 (unaudited) and the period from January 28, 2003 to December 31, 2003 was $15,000 and $12,000, respectively. The Company constructed a permanent banking facility which was completed in June of 2004. At December 31, 2003, the Company had a remaining purchase commitment to complete this facility of approximately $1,000,000. Also, as of June 30, 2004 (unaudited) and December 31, 2003 the Company had capitalized approximately $43,000 and $38,000, respectively of interest in connection with the construction of the permanent facility.

(4)	Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000, was approximately $8,109,000 and $1,585,000 at June 30, 2004 (unaudited) and December 31, 2003, respectively.

A schedule of maturities of time deposits follows:

Year Ending June 30,	At June 30, 2004	Year Ending December 31,	At December 31, 2003
	(Unaudited)
2005	$14,617,741	2004	$1,728,743
2006	2,523,604	2005	2,104

2007	3,719,000		$1,730,847

2008	522,389
2009	200,317

	$21,583,051

(5)	Line of Credit

On February 27, 2003, the Company obtained a $1,100,000 line of credit from a financial institution. The line bore interest at the prime rate minus one-half percent, with a floor of 4%. It was unsecured, but guaranteed by the Company’s organizers. The line of credit was paid-off with the proceeds from the common stock offering.

(continued)

MARCO COMMUNITY BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

(6)	Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit and unused lines of credit and may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and unused lines of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.

The estimated fair values of the Company’s financial instruments were as follows:

	At June 30, 2004		At December 31, 2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Unaudited)
Financial assets:
Cash and cash equivalents	$19,612,613	19,612,613	9,848,814	9,848,814

Loans, net	$60,886,844	60,879,605	18,625,199	18,626,347

Accrued interest receivable	$165,542	165,542	48,302	48,302

Federal Reserve Bank stock	$175,300	175,300	180,950	180,950

Financial liabilities:
Deposits	$72,949,539	72,939,488	19,529,136	19,531,889

(continued)

MARCO COMMUNITY BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

(6)	Financial Instruments, Continued

Commitments to extend credit and unused lines of credit typically result in loans with a market interest rate when funded. A summary of the amounts of the Company’s financial instruments with off balance sheet risk are as follows:

	Contract Amount	Carrying Amount	Estimated Fair Value
At June 30, 2004 (Unaudited):
Unfunded loan commitments	$2,660,000	—	—

Unused lines of credit	$15,426,000	—	—

At December 31, 2003:
Unfunded loan commitments	$4,068,000	—	—

Unused lines of credit	$3,104,000	—	—

(7)	Credit Risk

The Company grants the majority of its loans to borrowers throughout the Collier County, Florida area. Although the Company has a diversified loan portfolio, a significant portion of its borrowers’ ability to honor their contracts is dependent upon the economy in Collier County, Florida.

(8)	Income Taxes

The income tax benefit consisted of the following:

	Six Months Ended June 30, 2004	For the Period from January 28, 2003 (Date of Incorporation) to June 30, 2003	For the Period from January 28, 2003 (Date of Incorporation) to December 31, 2003
	(Unaudited)	(Unaudited)
Deferred:
Federal	$154,127	—	291,999
State	23,617	—	49,984

Total deferred	$177,744	—	341,983

(continued)

MARCO COMMUNITY BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

(8)	Income Taxes, Continued

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows:

	Six Months Ended June 30, 2004		Period from January 28, 2003 (Date of Incorporation) to June 30, 2003		Period from January 28, 2003 (Date of Incorporation) to December 31, 2003
	Amount	% of Pretax Loss	Amount	% of Pretax Loss	Amount	% of Pretax Loss
	(Unaudited)		(Unaudited)
Income tax benefit at statutory rate	$160,596	34.0%	$45,012	34.0%	$278,232	34.0%
Increase resulting from:
State taxes, net of federal tax benefit	17,148	3.6	4,805	3.6	29,687	3.6
Valuation allowance	—	—	(49,817)	(37.6)	—	—
Reversal of valuation allowance	—	—	—	—	34,064	4.2

Income tax benefit	$177,744	37.6%	$—	—	$341,983	41.8%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	At June 30, 2004	At December 31, 2003
	(Unaudited)
Deferred tax assets:
Net operating loss carryforward	$193,015	180,154
Organizational and preopening costs	149,766	164,054
Allowance for loan losses	237,159	57,988

Deferred tax assets	579,940	402,196

Deferred tax liabilities:
Depreciation	(51,269)	(51,269)
Accrual to cash conversion	(8,944)	(8,944)

Deferred tax liabilities	(60,213)	(60,213)

Net deferred tax asset	$519,727	341,983

At June 30, 2004 (unaudited) and December 31, 2003, the Company has a net operating loss carryforward of approximately $513,000 and $479,000, respectively available to offset future taxable income. This carryforward will expire in 2024.

(continued)

MARCO COMMUNITY BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

(9)	Preferred Stock

On April 7, 2003, the Company extinguished its $180,000 in debts due to its organizers by issuing 1,800 shares of its Class A Preferred Stock, $0.01 par value (“Preferred Stock”). The Preferred Stock could be redeemed by the Company at any time for $100 per share and would only pay a dividend when and if declared by the Board of Directors. Holders of the Preferred Stock did not have voting rights, but did have a liquidation preference in the event the Company was liquidated or dissolved. Following the issuance of the Preferred Stock, $180,000 of the Company’s liabilities were converted to stockholders’ equity. The Preferred Stock was redeemed by the Company with the proceeds from the common stock offering.

(10)	Stockholders’ Equity

During the initial common stock offering period 1,000,000 shares were included in units with a unit consisting of one share of common stock and one purchase warrant. The price per unit was $9. A total of 1,000,000 units were sold during this initial offering period for total proceeds of $9,000,000. Each warrant entitles the holder thereof to purchase one-quarter of one share of additional common stock for $9 per share during the 24 month period following the commencement of banking operations. No fractional shares will be issued. After the sale of the initial 1,000,000 units was completed, 250,000 shares were available to holders of the warrants. As of December 31, 2003, no warrants had been exercised. In 2004 (unaudited), 6,408 warrants were exercised for 1,602 shares of common stock. All warrants issued pursuant to the offering expire August 18, 2005. The warrants are callable after August 18, 2004. After commencement of banking operations, the Company sold an additional 300,000 shares with no warrants attached at $9 a share for total proceeds of $2,700,000. The Company incurred $41,050 in offering costs relating to its common stock offering.

(11)	Stock Option Plans

In 2004, the Company adopted three stock option plans. The Employees’ Stock Option Plan is for the benefit of officers and other key employees of the Holding Company and the Bank. A total of 95,000 shares (unaudited) have been reserved for this plan. Stock options are granted at an exercise price equal to or greater than the fair market value of the common stock on the date of grant. These options have ten year terms and vest 20% a year over a five year period. In May 2004, 78,000 options (unaudited) were granted under this plan with a retroactive effective date coinciding with the employees’ date of employment.

The Directors’ Stock Option Plan is for the benefit of directors of the Holding Company and the Bank. A total of 95,000 shares (unaudited) have been reserved for this plan. Stock options are granted at an exercise price equal to or greater than the fair market value of the common stock on the date of grant. These options have ten year terms and vest 20% a year over a five year period. In May 2004, 67,500 options (unaudited) were granted under this plan with a retroactive effective date of August 18, 2003.

The Advisory Directors’ Stock Option Plan is for the benefit of advisory directors of the Company. A total of 25,000 shares (unaudited) have been reserved for this plan. Stock options will be granted at an exercise price equal to or greater than the fair market value of the common stock on the date of grant. As of June 30, 2004, no stock options have been granted under this plan (unaudited).

(continued)

MARCO COMMUNITY BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

(11)	Stock Option Plans, Continued

A summary of the employees’ and directors’ plans is as follows:

	Number of Shares	Range of Per Share Option Exercise Price	Weighted- Average Per Share Exercise Price	Aggregate Option Price
The Employees’ Plan (unaudited):
Options outstanding at December 31, 2003	—	$—	—	—
Options granted	78,000	9.00	9.00	702,000

Options outstanding at June 30, 2004	78,000	$9.00	9.00	702,000

The Directors’ Plan (unaudited):
Options outstanding at December 31, 2003	—	$—	—	—
Options granted	67,500	9.00	9.00	607,500

Options outstanding at June 30, 2004	67,500	$9.00	9.00	607,500

The weighted-average remaining contractual life of the outstanding stock options at June 30, 2004 was 9.2 years.

These options are exercisable as follows:

Year Ending December 31,	Number of Shares	Weighted-Average Exercise Price
	(unaudited)
2004	23,900	$9.00
2005	29,100	9.00
2006	29,100	9.00
2007	29,100	9.00
2008	29,100	9.00
2009	5,200	9.00

	145,500	$9.00

(continued)

MARCO COMMUNITY BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

(12)	Regulatory Matters

Banking regulations place certain restrictions on dividends paid to the Holding Company and loans or advances made by the Bank to the Holding Company.

The Bank is subject to various regulatory capital requirements administered by the banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percents (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of June 30, 2004 (unaudited) and December 31, 2003, that the Bank met all capital adequacy requirements to which it was subject.

As of June 30, 2004 (unaudited) and December 31, 2003, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percents as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percents are also presented in the table ($ in thousands):

	Actual		For Capital Adequacy Purposes		For Well Capitalized Purposes
	Amount	Percent	Amount	Percent	Amount	Percent
As of June 30, 2004 (unaudited):
Total capital (to Risk-Weighted Assets)	$5,667	11.27%	$4,023	8.00%	$5,029	10.00%
Tier I Capital (to Risk-Weighted Assets)	5,037	10.02	2,012	4.00	3,018	6.00
Tier I Capital (to Average Assets)	5,037	7.98	2,525	4.00	3,156	5.00
As of December 31, 2003:
Total capital (to Risk-Weighted Assets)	5,842	38.81	1,204	8.00	1,505	10.00
Tier I Capital (to Risk-Weighted Assets)	5,505	36.57	602	4.00	903	6.00
Tier I Capital (to Average Assets)	5,505	28.35	777	4.00	971	5.00

(continued)

MARCO COMMUNITY BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

(13)	Holding Company Financial Information

The Holding Company’s financial information as of June 30, 2004 (unaudited) and December 31, 2003 and for the periods then ended follows (in thousands):

Condensed Balance Sheets

	At June 30, 2004	At December 31, 2003
	(Unaudited)
Assets
Cash	$2,098,467	2,924,240
Loan, net of allowance for loan losses of $6,009 and $6,250	368,980	493,750
Premises and equipment, net	2,792,064	1,783,381
Investment in subsidiary	5,556,726	5,842,102
Other assets	17,375	146,866

Total assets	$10,833,612	11,190,339

Liabilities and Stockholders’ Equity
Other liabilities	21,659	98,208
Stockholders’ equity	10,811,953	11,092,131

Total liabilities and stockholders’ equity	$10,833,612	11,190,339

Condensed Statements of Operations

	Six Months Ended June 30, 2004	For the Period from January 28, 2003 (Date of Incorporation) to June 30, 2003	For the Period from January 28, 2003 (Date of Incorporation) to December 31, 2003
	(Unaudited)	(Unaudited)
Expenses	$(9,220)	(39)	(8,921)
Loss of subsidiary	(285,376)	(132,348)	(467,425)

Net loss	$(294,596)	(132,387)	(476,346)

(continued)

MARCO COMMUNITY BANCORP, INC.

Notes to Consolidated Financial Statements, Continued

(13)	Holding Company Financial Information, Continued

Condensed Statements of Cash Flows

	Six Months Ended June 30, 2004	For the Period from January 28, 2003 (Date of Incorporation) to June 30, 2003	For the Period from January 28, 2003 (Date of Incorporation) to December 31, 2003
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(294,596)	(132,387)	(476,346)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
(Credit) provision for loan losses	(241)	—	6,250
Decrease (increase) in other assets	129,491	(460,656)	(121,866)
(Decrease) increase in other liabilities	(76,549)	(177,510)	93,973
Equity in undistributed loss of subsidiary	285,376	132,348	467,425

Net cash provided by (used in) operating activities	43,481	(638,205)	(30,564)

Cash flows from investing activities:
Net increase in loans	125,011	—	(500,000)
Net purchase of premises and equipment	(1,008,683)	(1,115,710)	(1,783,381)
Investment in subsidiary	—	—	(6,313,600)

Net cash used in investing activities	(883,672)	(1,115,710)	(8,596,981)

Cash flows from financing activities:
Net proceeds from issuance of common stock	—	8,958,950	11,658,950
Increase in due to organizers	—	60,000	60,000
Redemption of preferred stock	—	—	(180,000)
Proceeds from exercise of common stock warrants	14,418	—	—

Net cash provided by financing activities	14,418	9,018,950	11,538,950

Net (decrease) increase in cash	(825,773)	7,265,035	2,911,405
Cash at beginning of the period	2,924,240	12,835	12,835

Cash at end of period	$2,098,467	7,277,870	2,924,240

Noncash transaction-Conversion of amount due to organizers to preferred stock	$—	—	180,000

Appendix A

MARCO COMMUNITY BANCORP, INC.

STOCK ORDER FORM

Note: Please read the Order Form Guide and Instructions which accompany this order form.

Deadline: The offering began August 24, 2004. The offering must be completed on or before October 8, 2004, unless extended by the Board of Directors without notice for up to an additional 120 days.

Number of Units

Requested Purchases	Number of Units		Price Per Unit		Total Amount Due
Pro-rata units*		x	$10.00	=
Oversubscription		x	$10.00	=

* One unit for each 5 shares of stock you owned on June 30, 2004.

There is no minimum number of units that must be subscribed for. No person, together with associates of, and persons acting in concert with such persons, may purchase more than 9.9% of the total number of shares outstanding following the completion of the offering without prior regulatory approval.

Method of Payment

(3)	Enclosed is a check, bank draft or money order payable to MARCO COMMUNITY BANCORP, INC. for $____________.

(4)	If you are purchasing through a broker/dealer, please list the name, address, and phone number in the space provided.

Company Name:	City:

Broker Name:	State: Zip Code:

Street Address:	Phone Number:( )

Stock Registration

ONE OWNERSHIP PER ORDER FORM

(5)	Form of stock ownership

☐ Individual	☐ Corporation	☐ Partnership
☐ Joint Tenants	☐ *Uniform Transfer or Gift to Minors	☐ IRA (Custodian Name and Signature Required)
☐ Tenants in Common	☐ Tenant by the Entireties (husband and wife only)	☐ Fiduciary/Trust (Under Agreement Dated )

*	Minor’s Social Security Number Required

Name	Social Security or Tax I.D.
Name	Daytime Telephone
Street Address	Evening Telephone
City State Zip Code	State of Residence

(OVER)

OFFICE USE: Date Received              Check #             Amount $             Order #             Category              Initials

NASD Affiliation (This section only applies to those individuals who meet the delineated criteria)

☐ Check here if you are a member of the National Association of Securities Dealers, Inc. (“NASD”), a person associated with an NASD member, a member of the immediate family of any such person to whose support such person contributes, directly or indirectly, or the holder of an account in which an NASD member or person associated with an NASD member has a beneficial interest. To comply with conditions under which an exemption from the NASD’s Interpretation with Respect to Free-Riding and Withholding is available, you agree, if you have checked the NASD affiliation box: (1) not to sell, transfer or hypothecate the shares subscribed for herein for a period of three months following the issuance, and (2) to report this subscription in writing to the applicable NASD member within one day of the payment therefor.

Acknowledgments

By signing below:

1.	I acknowledge receipt of the prospectus dated August 24, 2004 and acknowledge that my subscription is submitted in accordance with the requirements and limitations of that prospectus. I understand that I may not change or revoke my order once it is accepted by Marco Community Bancorp, Inc. I also certify that this order is for my account and not for resale.

2.	I certify that:

(i)	the social security number or taxpayer identification number given herein is correct; and

(ii)	I am not subject to backup withholding.

If you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under-reporting interest or dividends on your tax return, you must cross out Item (ii) above.

3.	I acknowledge that I have not waived any rights under the Securities Act of 1933 and the Securities Exchange Act of 1934.

4.	I acknowledge that Marco Community Bancorp, Inc. has the right to accept or reject any subscription which would result in the subscriber owning 10% or more of our outstanding stock without having received prior regulatory approval.

THE UNITS OFFERED HEREBY ARE NOT DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

THIS FORM MUST BE SIGNED AND DATED. THIS ORDER IS NOT VALID IF THE ORDER FORM IS NOT SIGNED. YOUR ORDER WILL BE FILLED IN ACCORDANCE WITH THE PROVISIONS OF THE PROSPECTUS.

When purchasing as a custodian, corporate officer, etc., include your full title.

Signature	Title (if applicable)	Date
1.
2.
3.

RETURN THIS FORM TO:	Marco Community Bancorp, Inc. Attn: Thomas M. Whelan, Chief Financial Officer 1122 North Collier Boulevard Marco Island, FL 34146

MARCO COMMUNITY BANCORP, INC.

ORDER FORM GUIDE AND INSTRUCTIONS

Instructions

Items 1 and 2 - Fill in the number of units that you wish to purchase and the total payment due. You are entitled to purchase one unit for each 5 shares of stock you owned on June 30, 2004. In addition, subject to the 9.9% limitation, you may subscribe for any amount of additional shares as an oversubscription. The amount due is determined by multiplying the number of units by the appropriate purchase price per share. There is no minimum purchase requirement. No person, together with associates of, and persons acting in concert with such person, may purchase more than 9.9% of the total number of shares outstanding following the completion of the offering without prior regulatory approval.

Marco Community Bancorp, Inc. has reserved the right to reject any subscription received in the offering which in their opinion would result in a shareholder being required to obtain regulatory approval to hold the shares.

Item 3 - Payment for units may be made by check, bank draft or money order made payable to “MARCO COMMUNITY BANCORP, INC.” PLEASE DO NOT MAIL CASH.

Item 4 - If purchasing through a broker/dealer please list the name, address and phone number in this box.

Item 5 - The stock transfer industry has developed a uniform system of shareholder registrations that we will use in the issuance of Marco Community Bancorp Inc.’s common stock. Print the name(s) in which you want the shares and warrants registered and the mailing address of the shareholder. Include the first name, middle initial and last name of the shareholder. Avoid the use of two initials. Please omit words that do not affect ownership rights, such as “Mrs.,” “Mr.,” “Dr.,” “special account,” etc.

PLEASE DATE AND SIGN THE STOCK ORDER FORM WHERE INDICATED ON THE BACK.

PLEASE SEE YOUR LEGAL OR FINANCIAL ADVISOR IF YOU ARE UNSURE ABOUT THE CORRECT REGISTRATION OF YOUR STOCK.

Individual - The shares and warrants are to be registered in an individual’s name only. You may not list beneficiaries for this ownership.

Tenants in Common - Tenants in common may include two or more owners. When shares or warrants are held by tenants in common, upon the death of one co-tenant, ownership of the shares and warrants will be held by the surviving co-tenant(s) and by the heirs of the deceased co-tenant. All parties must agree to the transfer or sale of shares held by tenants in common. You may not list beneficiaries for this ownership.

Individual Retirement Account - Individual Retirement Account (“IRA”) holders may make share purchases from their IRA accounts through a pre-arranged “trustee-to-trustee” transfer. Shares may only be held in a self-directed IRA. The order form must be completed and executed by the IRA Custodian. Please contact Marco Community Bank if you have any questions about your IRA account.

Uniform Transfer or Gift to Minors - For residents of many states, shares may be held in the name of a custodian for the benefit of a minor under the Uniform Transfers to Minors Act. For residents in other states, shares may be held in a similar type of ownership under the Uniform Gift to Minors Act of the individual states. For either type of ownership, the minor is the actual owner of the shares with the adult custodian being responsible for the investment until the child reaches legal age.

On the first line, print the first name, middle initial and last name of the custodian, with the abbreviation “CUST” and “Unif Tran Min Act” or “Unif Gift Min Act” after the name. Print the first name, middle initial and last name of the minor on the second “NAME” line. Standard U.S. Postal Service state abbreviations should be used to describe the appropriate state. For example, shares held by John Doe as custodian for Susan Doe under the Florida Transfer to Minors Act will be abbreviated John Doe, CUST Susan Doe Unif Tran Min Act. FL. Use the minor’s Social Security Number. Only one custodian and one minor may be designated.

Joint Tenants - Joint Tenants with right of survivorship identifies two or more owners. When shares are held by joint tenants with rights of survivorship, ownership automatically passes to the surviving joint tenant(s) upon the death of any joint tenant. You may not list beneficiaries for this ownership.

Tenants by the Entireties - Husband and wife only. Essentially the same as Joint Tenants.

Corporation/Partnership - Corporations/Partnerships may purchase shares. Please provide the Corporation’s/ Partnership’s legal name and Tax I.D.

Fiduciary/Trust - Generally, fiduciary relationships (such as trusts, estates, guardianships, etc.) are established under a form of trust agreement or pursuant to a court order. Without a legal document establishing a fiduciary relationship, your shares may not be registered in a fiduciary capacity.

On the first “NAME” line, print the first name, middle initial and last name of the fiduciary if the fiduciary is an individual. If the fiduciary is a corporation, list the corporate title on the first “NAME” line. Following the name, print the fiduciary “title” such as trustee, executor, personal representative, etc.

On the second “NAME” line, print either the name of the maker, donor or testator OR the name of the beneficiary. Following the name, indicate the type of legal document establishing the fiduciary relationship (agreement, court order, etc.). In the blank after “Under Agreement Dated,” fill in the date of the document governing the relationship. The date of the document need not be provided for a trust created by a will.

An example of fiduciary ownership of stock in the case of a trust is: “John D. Smith, Trustee for Thomas A. Smith Trust Under Agreement dated June 9, 1987.”

Definition of Associate

A person’s associates consist of the following: (1) any corporation or other organization (other than Marco Community Bancorp, Inc.) of which such person is a director, officer or partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities; (2) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, provided, however, that such term shall not include any tax-qualified employee stock benefit plan of Marco Community Bancorp, Inc. in which such person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity; and (3) any spouse of such person, or any relative of such person, who either has the same home as such person, or who is a director or officer of Marco Community Bancorp, Inc.

You should rely only on the information contained in this prospectus or information that we have referred to you. We have not authorized anyone to provide you with other or different information. Information contained in this prospectus was, to the best of our knowledge, correct when it was printed. Some of the information will change after the printing date because Marco Community continues to engage in our usual and customary business activities. The accidental or improper delivery of this memorandum to persons to whom it is unlawful to make an offer under state securities laws, shall not constitute an offer to buy the securities.

Please see Appendix A for Subscription Materials.

265,000 Units consisting of

One Share of Common Stock

and

One Warrant to purchase

One Share of Common Stock

PROSPECTUS

August 24, 2004